UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s 1st Half Interim Report for the year 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: August 27, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
		Name:	Chung, Kyung-Jin
		Title:	Head of Finance Office

Exhibit 99.1

INTERIM REPORT

(From January 1, 2021 to June 30, 2021)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2021 to June 30, 2021)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Kim, Hag-Dong
Kim, Hag-Dong
President and Representative Director
POSCO 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Chung, Kyung-Jin
Chung, Kyung-Jin
Head of Finance Office
POSCO 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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ø	Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

The Company’s business scope is as follows:

Business
(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;
(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;
(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;
(5) To engage in leasing of real estate and distribution businesses;
(6) To engage in the supply of district heating business;
(7) To engage in marine transportation, processing and sales of minerals within or outside of Korea;
(8) To engage in educational service and other services related to business;
(9) To engage in manufacture, process and sale of non-ferrous metal;
(10) To engage in technology license sales and engineering business; and
(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(2) Steel Works and Offices

(a) Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b) Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c) Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

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(d) Overseas Offices: In order to support international businesses, the Company operates five overseas offices as follows:

United Arab Emirates(Dubai), Brazil(Rio de Janeiro), Argentina(Jujuy), European Union(Germany), and Australia(Perth).

(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 10, 2017	Ordinary	—	Representative Director Kwon, Oh-Joon	—
		—	Representative Director Oh, In-Hwan	—
		—	Representative Director Choi, Jeong-Woo	—
		Inside Director Chang, In-Hwa	—	—
		Inside Director Yu, Seong	—	—
		—	—	Inside Director Kim, Jin-Il
		—	—	Inside Director Lee, Young-Hoon
		Outside Director Kim, Shin-Bae	—	—
		Outside Director Chung, Moon-Ki	—	—
		Outside Director Chang, Seung-Wha	—	—
		—	—	Outside Director Kim, Il-Sup
		—	—	Outside Director Sunwoo, Young
March 9, 2018	Ordinary	—	Representative Director Oh, In-Hwan	—
		—	Representative Director Chang, In-Hwa	—
		—	Inside Director Yu, Seong	—
		Inside Director Chon, Jung-Son	—	—
		—	—	Representative Director Choi, Jeong-Woo
		Outside Director Kim, Sung-Jin	—	—
		—	Outside Director Bahk, Byong-Won	—
		—	Outside Director Kim, Joo-Hyun	—
		—	—	Outside Director Shin, Chae-Chol

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
July 27, 2018	Extraordinary	Representative Director Choi, Jeong-Woo	—	—
		—	—	Representative Director Kwon, Oh-Joon
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—
		Audit Committee Member Pahk, Heui-Jae *	—	—
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin **	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won

*	The Outside Director Pahk, Heui-Jae was appointed as the Audit Committee Member at the General Meeting of Shareholders held on March 27, 2020.
**	The re-appointed Outside Director Kim, Sung-Jin was elected as an Outside Director to become an Audit Committee Member.

(4) Changes of the Largest Shareholder of POSCO

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(a) From SK Telecom to National Pension Service

(b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr).

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd. into POSCO

(2) September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

(Unit : Share, KRW/Share, In millions of KRW)

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Type	Details	As of June 30, 2021
Common Stock	Total number of issued shares	87,186,835
	Par value	5,000
	Share capital	482,403
Preferred Stock	Total number of issued shares	—
	Par value	—
	Share capital	—
Others	Total number of issued shares	—
	Par value	—
	Share capital	—
Sum	Share capital	482,403

4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2021)

Authorized Shares	Issued Shares
200,000,000	87,186,835

B. Treasury Stock Acquisition and Disposal

(As of June 30, 2021)	(in shares.)

			Type of shares	Beginning balance	Change			Closing balance	Remarks
Methods of acquisition					Acquisition (+)	Disposal (-)	Share retirement (-)
Amount of shares acquired within profits available for dividends	Direct Acquisition	Direct acquisition in the exchange	Common stock	7,071,194	—	—	—	7,071,194	—
	Acquisition by trust contract	No. of shares indirectly held through trust contracts	Common stock	4,100,169	389,900	4,490,069	—	—	Note 1)
		No. of shares directly held	Common stock	—	4,490,069	—	—	4,490,069	Note 2)
	Total		Common stock	11,171,363	4,879,969	4,490,069	—	11,561,263	—

Note1) The number of treasury stock acquisition by trust contracts is 4,490,069 shares.

Note2) Following the termination (on April 12, 2021) of the contract, 4,490,069 shares have been deposited into the Company’s securities account.

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5. Voting Rights

(As of June 30, 2021)

Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	87,186,835	—
(2) Shares without Voting Rights	11,561,263	Treasury stock
(3) Shares with Voting Rights	75,625,572	—

*	The share repurchase contract was terminated on April 2021 due to completion of share repurchase equivalent to the contract amount and due to expiration of the contract term.

6. Earnings and Dividends

(In millions of KRW)

	2021.1H	2020	2019
(Consolidated) Profit*	2,689,079	1,602,148	1,835,087
(Separate) Profit	2,270,335	965,863	1,175,712
Earnings per Share (Consolidated, KRW)	35,447	20,165	22,823
Cash Dividend Paid	529,379	620,287	801,156
Pay-out Ratio (Consolidated, %)	19.7	38.7	43.7
Dividend per Share (KRW)	7,000	8,000	10,000
Dividend Yield (%)	2.0	3.0	4.1

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

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7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share,     In thousands of shares)

		January 2021	February 2021	March 2021	April 2021	May 2021	June 2021
Common share	Highest Price	294,500	283,000	327,000	377,500	409,500	354,000
	Lowest Price	245,500	253,000	285,000	318,500	349,000	333,500
	Average Price	272,075	268,889	307,045	344,167	375,667	344,205
Trading volume	Daily highest	899	875	2,911	736	763	707
	Daily lowest	340	232	361	257	362	311
	Monthly	10,236	7,347	17,304	9,552	10,733	10,844

B. New York Stock Exchange

(USD/ADS*,     In thousands of ADS*)

		January 2021	February 2021	March 2021	April 2021	May 2021	June 2021
American Depositary Share (ADS)	Highest Price	67.2	62.5	72.2	84.2	91.8	81.5
	Lowest Price	54.8	56.7	63.5	71.6	78.8	73.5
	Average Price	62.1	60.6	67.7	77.3	83.9	76.6
Trading volume	Daily highest	317	319.9	613.8	290.5	444.7	353.9
	Daily lowest	63.8	55.4	118.8	58.3	122.6	110.4
	Monthly	3,094	2,549	6,080	2,950	4,142	4,521

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Summary of Financial Status of Segment

(In millions of KRW)

Segment	2021.1H		2020		2019
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	18,339,930	3,228,143	28,892,877	1,372,852	32,078,453	2,786,517
Trading	11,360,997	226,327	19,345,222	394,954	22,157,131	542,724
Engineering & Construction	2,975,129	253,621	6,576,170	385,048	6,944,629	338,865
Others	1,685,133	44,939	2,978,527	250,181	3,186,635	200,749
Total	34,361,189	3,753,030	57,792,796	2,403,035	64,366,848	3,868,855

2. Business Status of Segments

A. Steel

(1) Summary of Business

There are 68 consolidated companies in the steel segment, including 4 domestic companies including POSCO and POSCO C&C, and 64 overseas companies including POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers. POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Works and Gwangyang Works. POSCO C&C is a company specializing in manufacturing surface-treated steel products, POSCO (Zhangjiagang) Stainless Steel Co., Ltd., is a stainless steel sheet manufacturer and seller, and there are other overseas processing centers that process and sell steel materials.

The steel industry is a fundamental industry that has taken pivotal roles in the national economic development since the 1970s by supplying basic steel materials to steel-consuming industries such as automobiles, shipbuilding, home appliances, construction, etc. The steel industry is a capital and technology-intensive industry that requires enormous initial investments.

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The Korean steel market is tariff-free, and especially within the Northeast Asian region, there is little difference in logistics costs among Korea, China and Japan, so it can be viewed as an almost open market.

All iron ore and coking coal that are the main raw materials for steel manufacturing, are imported. In order to secure stable raw materials sourcing, the company is continuously increasing purchases through raw material development investments by acquiring shares of overseas raw materials companies.

Environmental regulations for the steel industry are being strengthened. To protect the environment, POSCO has continuously invested in environmental facilities and has been actively responding to future environmental changes such as low-carbon and green growth by commercializing the world’s first eco-friendly steel manufacturing process, FINEX.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 59% of total sales and export sales are around 41%, and by export region, the proportion of China, Southeast Asia, and Japan is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

The company will focus on the following management activities:

First, in order to maintain the leading position in the steel business, POSCO will secure a new competitive advantage. Second, in the group businesses, we will expand investment to focus on core growth businesses and accelerate the creation of business results. Third, POSCO will focus on fostering new businesses in Green & Mobility as the new growth business in the next-generation. Fourth, POSCO will promote structural and fundamental innovation for the company’s sustainable growth. Fifth, by putting safety as the top priority, POSCO will create the workplace as safe environment without industrial casualties, and actively respond to the low-carbon society as an exemplary company for sustainable growth.

(2) Market Share

(Millions of Tons, %)

Category	2021.1H		2020		2019
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	35.2	100	67.1	100	71.4	100
POSCO	19.0	54.0	35.9	53.5	38.0	53.2
Others	16.2	46.0	31.2	46.5	33.4	46.7

ø	Source: World Steel Association (www.worldsteel.org)

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B. Trading

(1) Market Share

(Millions of US Dollars)

Category	2021.1H	2020.1H	Growth Rate
All Trading Companies in Korea	303,226	240,521	26.07%
POSCO International Corp.	4,030	2,563	57.23%

ø	Source: Korea International Trade Association

(2) Summary of Businesses

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and others. In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions. In the case of the trading business, POSCO International has been actively developing and expanding new businesses in fields such as agro-commodities, LNG trading, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. In the energy business, POSCO International conducts businesses such as natural gas and crude oil development, LNG infrastructure, natural resources and power generation infrastructure.

C. Engineering & Construction

POSCO E&C engages in primarily 4 businesses: construction, energy, civil engineering and plant.

In the construction business, based on its know-how in the construction of skyscrapers and commercial complexes, POSCO E&C involves in a new city and private complex development projects. In the energy business, it involves in various power generation plant projects including renewable energy projects. The civil engineering business is about constructing expressways, railroads and bridges. Plant business is the construction of integrated steel mills, EPC projects and industrial plants.

D. Others

(1) POSCO ENERGY

POSCO ENERGY started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 1990’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand for electricity in Korea. POSCO ENERGY acquired the LNG terminal business from POSCO in 2019, providing an opportunity to expand the LNG value chain. The LNG terminal business operates stable business structure through businesses such as tank rental, small scale LNG business, and ship trial run. POSCO ENERGY plans to secure stable profit base through the expansion of the LNG terminal in the future and grow into a general energy company focused on gas and power.

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(2) POSCO ICT

Based on the competitiveness in ICT, POSCO ICT has expanded Smart Factory and provided IT solutions to POSCO and POSCO subsidiaries. POSCO ICT has expanded Smart Factory based on the world’s first continuous process platform “PosFrame” and next-generation production optimization system “MES 3.0”. POSCO ICT has been actively applying smart technology for strategic businesses in manufacturing, logistics, trade, and energy sectors, such as building MES at the POSCO CHEMICAL’s anode and cathode material factory, spreading the Smart Management of POSCO International, and spreading the Intelligent Power Plant of POSCO Energy in order to promote the digital transformation of POSCO subsidiaries and other businesses.

(3) POSCO CHEMICAL

POSCO CHEMICAL operates mainly 3 businesses: refractory, quicklime & chemical and energy material. In the refractory business, POSCO CHEMICAL produces and maintains refractories. In the quicklime & chemical business, POSCO CHEMICAL produces quicklime and chemical products such as coal tar and light oil. In the energy material business, POSCO CHEMICAL provides cathode and anode materials which are the main components for secondary cells: cathode, anode, electrolyte and separation membrane. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

(4) POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers. In the case of steel products packaging, POSCO M-TECH continuously develops packaging automated molding machines and applies environment-friendly packaging materials. In addition, aluminum deoxidizers engage in primarily 3 types : Pellet, Mini-Pellet and Ingot. POSCO M-TECH has expanded the sales of aluminum deoxidizers in overseas markets.

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3. Key Products

A. Sales of Key Products (2021.1H)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	50,996	18.00%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	91,742	32.30%
	Stainless Steel Products	Tableware, pipes, etc.	55,917	19.70%
	Others	Plates, Wire rods, etc.	85,164	30.00%
	Gross Sum		283,819	100.00%
	Deduction of Internal Trade		(100,420)
	Sub Total		183,399
Trading	Steel, Metal		155,409	76.20%
	Chemical, Strategic Item, Energy		21,925	10.80%
	Others		26,572	13.00%
	Gross Sum		203,906	100.00%
	Deduction of Internal Trade		(90,296)
	Sub Total		113,610
Engineering & Construction	Domestic Construction	Architecture	17,460	51.70%
		Plant	5,262	15.60%
		Civil Engineering	2,916	8.60%
		Others	686	2.00%
	Overseas Construction		3,450	10.20%
	Owned Construction		3,519	10.40%
	Others		476	1.40%
	Gross Sum		33,770	100.00%
	Deduction of Internal Trade		(4,019)
	Sub Total		29,751
Others	Electricity Sales, etc.		29,774
	Deduction of Internal Trade		(12,923)
	Sub Total		16,851
	Total Sum		343,612

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B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2021.1H	2020	2019
Steel	Hot-rolled Product (HR)	808	622	695
	Cold-rolled Product (CR)	903	759	800
Others	Electric Power	82	72	94
	Refractory	900	965	1,073
	Lime	106	106	111

ø	Trade and Engineering & Construction businesses are not reflected on the table above due to difficulties in measuring the price movement trend.

[Steel]

(1) Criteria for Calculation

(a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

Key products prices slightly fell in 2019 due to worsened market condition of domestic and overseas steel industry. In 2020, due to COVID-19 the prices fell continuously. However, from the 4th quarter of 2020, the steel related industries recovered and resultantly the steel prices have been increased sharply compared to previous year.

[Others]

(1) Criteria for Calculation

(a) Electric Power = Price of electric power / Total amount of power generated

(b) Refractory and lime: Average sales price including freight cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)

Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	73,495 (62.5)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	22,512 (19.2)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	21,524 (18.3)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	910 (16.2)
		Steel Reinforcement	Strengthening Concrete	1,000 (17.8)
		Cable	Electricity Transfer	78 (1.4)
		Steel Pile	Foundation of Structure	96 (1.7)
		Others	Construction of Pipe and Structure etc.	3,542 (62.9)
Others	Raw Materials	LNG	Material for Power Generation	5,205 (39.1)
		Limestone	Production of Lime	466 (3.5)
		Others	Engineering business etc.	7,630 (57.4)

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B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Area	Category	2021.1H	2020	2019
Steel	Iron Ore(per ton)	194	120	102
	Coal(per ton)	148	147	207
	Scrap Iron(per ton)	527	348	347
	Nickel(per ton)	19,588	16,254	16,148
Engineering & Construction	Ready-mixed Concrete (per m’)	65	65	63
	Steel Pile (per m)	184	102	136
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	559	484	668
	Lime (per ton)	19	19	20

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[Steel]

ø	Price Movement Trend of Major Raw Materials

(1) Iron Ore	(In US Dollars/ Tons)

	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	188	158	126	110	88	83	80	92	94	77	64	57

(2) Coal	(In US Dollars/ Tons)

	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q
Trend of International Benchmark Price (FOB)	137	127	109	115	118	155	140	161	203	206	221	188

(3) Scrap Iron	(In US Dollars/ Tons)

	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	497	443	361	289	254	274	270	290	312	325	343	350

(4) Nickel

	’21.2Q	’21.1Q	’20.4Q	’20.3Q	’20.2Q	’20.1Q	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q
Trend of London Metal Exchange (“LME”) Cash Price	USD 7.87 /lb USD 17,359/ton	USD 7.97 /lb USD 17,570/ton	USD 7.23 /lb USD 15,930/ton	USD 6.45 /lb USD 14,210/ton	USD 5.54 /lb USD 12,215/ton	USD 5.77 /lb USD 12,723/ton	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton

ø	LME : London Metal Exchange

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	SD400 10mm
Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C

[Others]

(1) Criteria for Calculation

<POSCO ENERGY>

LNG: The average price between LNG purchased from Korea Gas Corporation and LNG purchased directly from foreign suppliers

<POSCO CHEMICAL>

Refractory and lime: Purchase prices including freight costs

20

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2021.1H	2020	2019
Steel	Crude Steel	22,498	45,330	47,534

[Others]

(Electric Power: MW/year, Lime: Thousands of Tons/year)

Business Area	Products		2021.1H		2020	2019
Power Generation	Electric Power	Incheon	3,412		3,412	3,412
		Gwangyang	—		—	284
		Pohang	—		—	290
Lime	Lime		1,086	*	2,196	2,190

*	Production capacity of Lime is based on the 1st half of 2021

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production	(Thousands of Tons)

Products		2021.1H	2020	2019
Crude Steel		21,450	40,579	42,948
Products	Hot-Rolled Steel	4,508	9,128	8,739
	Plate	3,459	7,009	7,191
	Wire Rod	1,353	2,666	2,756
	Pickled-Oiled Steel	1,440	2,432	2,967
	Cold-Rolled Products	4,320	6,795	7,416
	Coated Steel	3,721	6,316	6,526
	Electrical Steel	516	826	819
	Stainless Steel	2,055	3,900	3,850
	Others	1,894	4,691	5,761
	Total	23,266	43,763	46,025

ø	The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

21

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	20,173	19,007	94.2
	PT.KRAKATAU POSCO	1,500	1,618	107.9
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	275	328	119.3
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	550	497	90.4
	Total	22,498	21,450	95.3

ø

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY had production capacity of crude steel 1,100 thousand tons/year: section steel 550 thousand tons/year and reinforcing bar 550 thousand tons/year. However, after the exit of the reinforcing bar business in November 2019, the current crude steel production capacity is 550 thousand tons/year.

ø	Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

(Gwh, Thousands of Tons)

Business Area	Products	2021.1H	2020	2019
Power Generation	Electric Power	7,103	13,998	15,928
Lime	Lime	1,202	2,345	2,542

(2) Capacity Utilization Rate

(Hour, %)

Business Area	Products	2021.1H Capacity	2021.1H Production	Utilization Rate
Power Generation	Incheon Power Plant	4,344	2,831	65.2

(Thousands of Tons, %)

Business Area	Products	Capacity	Production	Utilization Rate
Lime	Lime	1,086	1,202	110.7

22

C. Production Facilities

(1) The current status of production facilities

[Land]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,013,822	14,794	(5,539)	—	2,023,077
Trade	50,688	158	(220)	—	50,626
Engineering & Construction	25,579	50	(12)	—	25,617
Others	499,998	57,547	—	—	557,545

[Buildings]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,258,592	173,761	(11,227)	(139,475)	3,281,651
Trade	374,644	12,898	(1,355)	(5,795)	380,392
Engineering & Construction	81,702	20,140	(12,635)	(1,110)	88,097
Others	446,462	3,226	(754)	(12,352)	436,582

[Structures]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,433,141	73,861	(3,725)	(99,631)	2,403,646
Trade	2,071	62	(16)	(154)	1,963
Engineering & Construction	4,456	427	(261)	(214)	4,408
Others	585,558	1,660	(195)	(13,082)	573,941

[Machinery and Equipments]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,864,929	656,676	(173,638)	(1,069,627)	14,278,340
Trade	266,848	59,448	(59,997)	(11,353)	254,946
Engineering & Construction	5,071	5,825	(5,550)	(491)	4,855
Others	1,720,459	40,088	(20,249)	(78,740)	1,661,558

23

[Vehicles]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	22,881	11,836	(7,252)	(4,897)	22,568
Trade	5,469	1,242	(606)	(794)	5,311
Engineering & Construction	1,133	8,982	(8,756)	(121)	1,238
Others	7,673	2,400	(841)	(1,557)	7,675

[Tools and Fixtures]			(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	54,166	20,567	(11,371)	(12,294)	51,068
Trade	1,363	105	(15)	(220)	1,233
Engineering & Construction	1,027	121	(117)	(100)	931
Others	3,745	9,850	(1,036)	(2,220)	10,339

[Equipment]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,145	30,026	(6,121)	(8,731)	81,319
Trade	25,298	2,670	(1,984)	(4,743)	21,241
Engineering & Construction	3,532	8,523	(2,480)	(6,420)	3,155
Others	32,484	9,086	(9,024)	(3,613)	28,933

[Financial Lease Assets]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	490,290	171,289	(12,970)	(14,599)	634,010
Trade	95,191	32,355	(24,269)	(23,235)	80,042
Engineering & Construction	82,876	48,698	(32,726)	(20,530)	78,318
Others	105,343	20,296	(2,859)	(19,998)	102,782

[Biological Assets]		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—		—
Trade	149,965	20,118	(22)	(4,597)	165,464
Engineering & Construction	—		—
Others	—		—

24

[Assets under Construction]	(In millions of KRW)

Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,438,271	753,286	(611,931)	—	1,579,626
Trade	58,150	10,419	(22,189)	—	46,380
Engineering & Construction	2,043	17,528	(16,192)	—	3,379
Others	119,076	315,989	(53,106)	—	381,959

25

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	February 2020 ~ December 2023	P) Establishment of #6 Coke plant	8,583	678	7,905
		June 2011 ~ October 2023	P) Establishment of by-product gas power plant facilities, etc.	5,739	4,646	1,093
	Maintenance/ Improvement	August 2020 ~ August 2022	G) The renovation of #4 furnace	3,368	311	3,056
		September 2015 ~ May 2024	P) Improvement of #3, #4 power plant, etc.	8,777	4,784	3,993
POSCO SPS	Expansion/ Establishment	October 2020 ~ August 2021	Machinery, etc.	101	31	70
		February 2021 ~ October 2021	Pohang factory	152	2	150
		February 2021 ~ August 2021	Cheonan factory	120	47	73
		June 2021 ~ March 2022	Machinery, etc.(Pohang)	152	0.3	151

ø	P stands for Pohang Steel Works.

ø	G stands for Gwangyang Steel Works.

ø	Ongoing investments over KRW 10 billion as of June 30, 2021 are listed on the table.

[Others]	(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO CHEMICAL	Establishment/ Expansion	July 2020 ~ November 2022	The 3rd stage of cathode material factory in Gwangyang	2,895	660	2,235
		November 2020 ~ March 2024	The 4th stage of cathode material factory in Gwangyang	2,758	304	2,454
		November 2019 ~ December 2022	The 2nd stage of production line up expansion in #2 anode material factory	1,651	1,085	566
		February 2020 ~ August 2020	Establishment of artificial graphite anode factory site	130	125	5
		February 2020 ~ May 2024	Establishment of artificial graphite anode factory	2,177	408	1,769

26

		November 2019 ~ October 2021	Renovation of refractory factory for production increase	483	193	290
		October 2020 ~ November 2022	Facilities improvement of refractory sintering plant in Pohang	319	—	319
POSCO ICT	Establishment/ Expansion	January 2021 ~ December 2021	Smart factory expansion and new business growth	194	2	192
	Establishment/ Expansion	January 2021 ~ December 2021	Expansion of SM server, etc.	148	12	136
POSCO Energy	Establishment/ Expansion	March 2020 ~ December 2021	Expansion of evaporator in Gwangyang LNG Terminal	360	142	218
		January 2021 ~ May 2024	Establishment of #6 Tank in Gwangyang LNG Terminal	1,437	188	1,249
POSCO O&M	Establishment/ Expansion	January 2021 ~ December 2021	Fixed assets acquisitions and facilities replacement	1,083	458	624
PT. BIO INTI AGRINDO	Establishment/ Expansion	June 2021 ~ October 2022	CPO Mill	247	—	247

ø	Ongoing investments over KRW 10 billion as of June 30, 2021 are listed on the table.

6. Product Sales

[Steel]	(In hundred millions of KRW)

Items		2021.1H	2020	2019
Domestic	Hot-Rolled Products	29,665	39,663	42,605
	Cold-Rolled Products	24,664	37,870	39,716
	Stainless Steel	16,792	23,746	21,167
	Others	42,220	63,111	77,026
Export	Hot-Rolled Products	21,331	37,368	41,064
	Cold-Rolled Products	67,078	101,808	125,658
	Stainless Steel	39,125	72,140	80,181
	Others	42,944	66,877	70,667
Total	Gross Sum	283,819	442,583	498,084
	Internal Transaction	(100,420)	(153,654)	(177,299)
	Total	183,399	288,929	320,785

27

[Trading]	(In hundred millions of KRW)

Items		2021.1H	2020	2019
Domestic	Merchandise	24,780	33,565	29,315
	Product	416	2,028	5,120
	Others	58	240	1,101
Export	Merchandise	46,641	75,922	69,347
	Product	183	528	205
	Others	10	1,191	638
Trades among the 3 countries		131,819	209,446	270,522
Gross Sum		203,906	322,920	376,248
Internal Transaction		(90,296)	(129,468)	(154,677)
Total		113,610	193,452	221,571

[Engineering & Construction]	(In hundred millions of KRW)

	Items	2021.1H	2020	2019
Domestic	Building	17,460	42,761	44,681
	Plant	5,262	12,887	10,953
	Civil Engineering	2,916	6,177	6,098
	Others	686	—	—
	Overseas	3,450	7,089	7,190
	Own Construction	3,519	4,866	5,712
	Other Subsidiary company sales	476	2,320	2,246
	Gross Sum	33,770	76,100	76,880
	Internal Transaction	(4,019)	(10,338)	(7,434)
	Total	29,751	65,762	69,446

28

[Others]	(In hundred millions of KRW)

Items	2021.1H	2020	2019
Electric Power Sales	16,851	29,785	31,866

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans.

As of June 30, 2021, we assessed the fair value of our currency swap contracts to be USD 0.5 billion(expiring August 2023), USD 0.5 billion(expiring July 2024), USD 0.5 billion(expiring November 2022), USD 0.5 billion(expiring January 2023), USD 0.44 billion(expiring January 2025), and EUR 0.5 billion(expiring January 2024).

We recognized KRW 16,300 million of gain on valuations of forward exchange contracts which was expired on April 2021. Also, we recognized KRW 118,510 million of valuation gain on currency swap contracts. The transaction gain of currency swap contracts is KRW 530 million.

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Small scale merger of POSCO Processing & Service	August 2018

1)  Purpose: To increase operational efficiency

2)  Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO

•   The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)

•   POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.

3)  Conclusion of a contract: August 23, 2018

4)  Date of merger: January 1, 2019

5)  Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April 2019

1)  Purpose: To increase operational efficiency

2)  Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO

•   The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)

3)  Conclusion of a contract: April 16, 2019

4)  Date of merger: September 1, 2019

5)  Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April 2019

1)  Business transferee: POSCO ENERGY

2)  Conclusion of a contract: April 16, 2019

3)  Date of transfer: September 1, 2019

4)  Transfer amount : KRW 608,019 million

5)  Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June 2018

1)  Investment amount: KRW 511,709,005,500 (USD 473,235,000)

2)  Development period: August 1, 2017 ~ December 31, 2022

3)  Gas production schedule: By additionally developing Shwe gas field and newly developing Shwe Phyu gas field, production will start in 2021 from Shwe and 2022 from Shwe Phyu

29

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

•   In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).

•   Detailed information and future timeline on this resource development investment is subject to change.

ø  Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Split-off of Domestic steel processing businesses	October 2019

1)  Purpose : To specialize in steel processing business by splitting-off business division

2)  Method : Split-off

3)  Resolution date of Board of Directors : October 25, 2019

4)  Shareholders’ meeting for approval : March 30, 2020

5)  Date of Split-off : March 31, 2020

6)  Registration date of Split-off : April 3, 2020

	Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	June 2020

1)  Investment amount: KRW 365,786,302,000

2)  Development period: September 1, 2019 ~ December 31, 2024

3) Schedule:  Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4)  Other Information

•   Location: North-west offshore, Myanmar

•   This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

•   In the first quarter of 2021, the design and production of the equipment for this work will be started, and it is planned to start operation in 2024. The “(2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

•   Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE(Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS(Korea Gas Corporation): 8.5%

•   Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

•   Detailed information and future timeline on this resource development investment is subject to change.

ø  POSCO International disclosure date :

September 22, 2020 (Decision on natural resources investment)

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February 2019

1)  Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses

2)  Information: POSCO O&M merges with Blue O&M and MegaAsset

3)  Date of merger: February 1, 2019

4)  Registration of merger: February 11, 2019

30

	Contract of Shares Transfer	July 2018

1)  Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

POSCO ENERGY			2) Signed Date: July, August, 2018 3) Contract Amount : KRW 343,706 million 4) Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares
	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April 2019

1)  Contract counterpart: POSCO

2)  Conclusion of a contract: April 16, 2019

3)  Date of merger: September 1, 2019

4)  Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)

5)  Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April 2019

1)  Business transferor: POSCO

2)  Conclusion of a contract: April 16, 2019

3)  Date of transfer: September 1, 2019

4)  Transfer amount : KRW 608,019 million

5)  Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

	Merger	May 2020

1)  Contract counterpart : PSC Energy Global Co., Ltd.

2)  Signed date : May 26, 2020

3)  Date of merger : August 1, 2020

4)  Merger ratio : 1.0000000 : 0.0000000

5)  Information : POSCO ENERGY merges PSC Energy Global Co., Ltd., a wholly owned subsidiary of POSCO ENERGY

POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Joint stock contract with YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose:  To improve business structure by collaborating with leading company in section steels

2) Information:  POSCO’s 100% share of POSCO SS VINA changes to 51% YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.

3)  Conclusion of a contract: March 18, 2020

4)  Registration of joint stock company : April 28, 2020

31

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Steel Production and Technology Strategy Office
Environmental Planning Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
LiB Materials Business Office
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO SPS	TMC Business Group
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	R&D Center
Others	POSCO ENERGY CO., LTD.	Power Generation Business Division
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center

B. R&D Expenses in 2021.1H (In millions of KRW)

Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	43,432	—	1,249	15,960	60,642
Manufacturing Cost	152,813	—	220	28	153,061
R&D Cost (Intangible Assets)	(27,153)	—	—	226	(26,927)
Total*	169,092	—	1,469	16,214	186,776
Government Subsidy	—	—	270	—	270
R&D/Sales Ratio (%)	0.92	—	0.05	0.96	0.54

*	Total includes government subsidy.

32

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

(In millions of KRW)

Account	2021.1H	2020	2019
	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	40,181,666	35,830,815	34,842,374
Cash and cash equivalents	4,022,137	4,754,644	3,514,872
Other receivables, net	1,769,510	1,494,239	1,581,517
Other short-term financial assets	12,714,409	11,709,209	8,996,049
Trade accounts and notes receivable, net	9,422,049	8,120,619	9,078,351
Inventories	11,426,742	9,051,790	10,920,320
Other current assets	826,819	700,314	751,265
[Total non-current assets]	43,287,935	43,256,158	44,216,287
Other receivables, net	1,163,568	1,195,962	1,140,878
Other long-term financial assets	1,890,471	1,561,807	1,669,389
Investments in associates and joint ventures	3,881,077	3,876,249	3,927,755
Property, plant and equipment, net	29,334,215	29,400,141	29,925,973
Intangible assets, net	4,318,275	4,449,432	4,908,473
Other non-current assets	2,700,329	2,772,567	2,643,819
Total assets	83,469,601	79,086,973	79,058,661
[Total current liabilities]	17,744,270	16,854,968	16,323,690
[Total non-current liabilities]	14,870,050	14,557,413	14,940,264
Total liabilities	32,614,320	31,412,381	31,263,954
[Equity attributable to owners of the controlling company]	46,756,522	44,331,350	44,471,873
Share capital	482,403	482,403	482,403

33

Capital surplus	1,356,188	1,310,547	1,376,251
Hybrid bonds	199,384	199,384	199,384
Retained earnings	48,220,728	46,111,457	45,080,118
Other equity attributable to owners of the controlling company	(3,502,181)	(3,772,441)	(2,666,283)
[Non-controlling Interests]	4,098,759	3,343,242	3,322,834
Total equity	50,855,281	47,674,592	47,794,707
	From January 1, 2021 to June 30, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	34,361,189	57,792,796	64,366,848
Operating profit	3,753,030	2,403,035	3,868,855
Profit	2,945,951	1,788,152	1,982,637
[Profit attributable to owners of the controlling company]	2,689,079	1,602,147	1,835,086
[Profit attributable to non-controlling interests]	256,872	186,005	147,551
Total comprehensive Income	3,331,768	1,570,204	2,129,105
[Total comprehensive income attributable to owners of the controlling company]	3,069,036	1,415,132	1,997,731
[Total comprehensive income attributable to non-controlling interests]	262,732	155,072	131,374
Earnings per share(KRW)	35,447	20,165	22,823
Number of Consolidated Companies	168	167	164

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

34

2. Separate Financial Statements

A. Summary

(In millions of KRW)

Account	2021.1H	2020	2019
	As of June 30, 2021	As of December 31, 2020	As of December 31, 2019
[Total current assets]	21,057,743	19,579,954	18,216,066
Cash and Cash equivalents	1,681,126	1,822,660	978,139
Trade accounts and notes receivable, net	4,920,391	3,693,535	3,987,041
Other receivables, net	370,607	279,555	321,352
Other short-term financial assets	8,690,523	9,607,632	7,858,979
Inventories	5,324,506	4,093,829	4,988,530
Other current assets	70,590	82,743	82,025
[Total non-current assets]	37,942,907	37,215,015	37,494,700
Other receivables, net	90,816	84,037	56,468
Other long-term financial assets	1,282,231	1,072,817	1,257,896
Investments in Subsidiaries, associates, and joint ventures	15,825,085	14,883,152	15,069,857
Property, plant and equipment, net	19,930,520	20,216,932	20,132,199
Intangible assets, net	563,501	621,926	708,915
Other non-current assets	250,754	336,151	269,365
Total assets	59,000,650	56,794,969	55,710,766
[Total current liabilities]	5,347,756	5,089,111	3,331,446
[Total non-current Liabilities]	6,850,032	6,591,154	6,765,135
Total liabilities	12,197,788	11,680,265	10,096,581
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,339,289	1,339,289	1,252,220
[Hybrid bonds]	199,384	199,384	199,384
[Retained earnings]	47,464,669	45,781,777	45,372,411
[Other equity]	(2,682,883)	(2,688,149)	(1,692,233)
Total equity	46,802,862	45,114,704	45,614,185
	From January 1, 2021 to June 30, 2021	From January 1, 2020 to December 31, 2020	From January 1, 2019 to December 31, 2019
Revenue	17,077,800	26,509,920	30,373,511
Operating profit	2,680,956	1,135,197	2,586,359
Profit	2,270,335	965,863	1,175,712
Earnings per share(KRW)	29,921	12,123	14,592

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

35

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of five inside directors (Choi, Jeong-Woo, Kim, Hag-Dong, Chon, Jung-Son, Chung, Chang-Hwa and Jeong, Tak) and seven outside directors (Chang, Seung-Wha , Kim, Shin-Bae, Chung, Moon-Ki, Kim, Sung-Jin, Pahk, Heui-Jae Kim, Yoo, Young-Sook, and Kwon, Tae-Kyun).

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

(f) Executive Management Committee

ø	Composition of the Special Committees under the BoD and their Functions(as of August 13, 2021)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kim, Shin-Bae (Chairman) Chang, Seung-Wha Yoo, Young-Sook Kim, Hag-Dong

(1)   Review of low-carbon policies related to environment and climate change

(2)   Preliminary review on safety and health plans

(3)   Preliminary review of the operation of BoD and Special Committees

A. Development of agenda and establishment of operation standards for the BoD and Special Committees

B. Preliminary review of amendment or repeal of the Operational Regulations of the BoD

C. Preliminary review of establishment and operation of Special Committees within the BoD

(4)   Execution monitoring and report publication related to ESG

(5)   Deliberation and resolution on donations exceeding KRW 100 million and KRW 1 billion and less, as well as preliminary review on donations exceeding KRW 1 billion

(6)   Matters related with internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

A. Review of issues and improvement measures in relation to internal transactions

36

B. Preliminary review of internal transactions (KRW 100 billion or more in transaction amount)

C. Deliberation and resolution on internal transactions (KRW 5 billion or more and less than KRW 100 billion in transaction amount)

(7)   Appointment of fair trade compliance officer

Director Candidate Recommendation Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Kim, Sung-Jin Kwon, Tae-Kyun

(1)   Qualification assessment of Outside Director candidates and candidate nomination at the general meeting of shareholders

(2)   Pre-screening and qualification assessment of Inside Director candidates

(3)   Preliminary review of appointing the Committees members

(4)   Preliminary review of appointing the Representative Directors among Inside Directors (excluding the CEO)

(5)   Operation of the Outside Director Candidate Recommendation Advisory Group

(6)   Other matters necessary to nominate Outside Director candidates

Evaluation and Compensation Committee	4 Outside Directors	Pahk, Heui-Jae (Chairman) Chung, Moon-Ki Kim, Sung-Jin Yoo, Young-Sook

(1)   Development of management succession and executive development plans

(2)   Establishment and execution of executive evaluation and compensation plans

(3)   Preliminary review on compensation and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kwon, Tae-Kyun (Chairman) Kim, Shin-Bae Chang, Seung-Wha Chon, Jung-Son

(1)   Establishment of policies for company’s internal values and financial soundness

(2)   Preliminary review in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   External Investments

A. Preliminary review of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (KRW 100 billion or more. Investment and capital increase include borrowings and liabilities that the company takes)

B. Approval of new external investments, capital increase and disposal of share in the invested entity executed by a non-steel business division (From KRW 10 billion to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Preliminary review on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company (excluding the case involving steel investment)

Audit Committee	3 Outside Directors	Kim, Sung-Jin (Chairman) Chung, Moon-Ki Pahk, Heui-Jae	(1) Setting the work scope of the committee (2) Matters that the BoD or Representative Directors delegated

37

(3)   Request for Extraordinary general meeting of shareholders

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or violation of laws or Articles of Incorporation

(16)  Report that independent auditors violation of the company’s accounting standards

(17)  Other matters deemed necessary by each committee member

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Kim, Hag-Dong Chon, Jung-Son Kim, Hag-Dong Chung, Chang-Hwa Jeong, Tak

1.  Business

(1)   Important matters in the corporate employee hierarchy, development of human resources and adjustment

(2)   Important changes in terms of working conditions and welfares

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2.  Finance

(1)   Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

(2)   Approval of in-house investment plan

•   New establishment or expansion investment from KRW 10 billion to less than KRW 200 billion

•   Investment other than new establishment or expansion: KRW 10 billion or more.(In the case of ordinary investment, the investment amount is for KRW 5 billion or more)

(3)   Preliminary review on steel business division: New external investments, capital increase and disposal of shares in the invested entity (From KRW 100 billion or more, Investment and capital increase includes borrowings and liabilities that the company takes)

(4)   Approval on steel business division: New external investment, capital increase, and disposal of shares in the invested entity (From KRW 10 billion to less than KRW 100 billion, investment and capital increase to includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible· intangible fixed assets and important investment assets from KRW 10 billion to less than KRW 200 billion

(6)   Approval technology application and technology sales contract over USD 1 million

(7)   Acquisition of debt such as guarantee for invested company’s collateral involving steel investments

3.  Other matters that the Chairman deems necessary or are deemed necessary by each committee member

*

In order to strengthen the roles of the Board of Directors regarding ESG related matters, the Special Committees were reorganized including new establishment of the ESG Committee at the General Meeting of Shareholders held on March 12, 2021.

38

*

In order to strengthen independence of the Director Candidate Recommendation Committee, on August 13, 2021, the Board of Directors amended the Operational Regulation of Board of Directors so that the Director Candidate Recommendation Committee consists of only Outside Directors.

(2) List of Key Activities of the Board of Directors

(January 1, 2021 ~ March 11, 2021)

No.	Date	Agenda	Approval
2021-1	January 20	1. Approval of participation in POSCO CHEMICAL’s capital increase with consideration	All 1 Case Approved
2021-2	January 28

•   Deliberation Agenda

1.  Approval of the 53rd financial statements and schedule for the general meeting of shareholders

•   Report Agenda

1.  Business performance of the fiscal year of 2020

2.  Report on internal control over financial reporting

3.  Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved — — —
2021-3	February 18

1.  Plans to strengthen roles of the Board of Directors in relation to ESG

2.  Recommendation of Inside Directors candidates (other than the candidate for the Representative Director & CEO)

3.  Agendas for the 53rd general meeting of shareholders

All 3 Cases Approved

*

At the 53rd General Meeting of Shareholders which was held on March 12, 2021, Outside Director Bahk, Byong-Won and Kim Joo-Hyun, and Inside Director Chang, In-Hwa retired due to expiration of the terms. Outside Directors Yoo, Young-Sook and Kwon, Tae-Kyun, and Inside Director Chung, Chang-Hwa were newly elected.

39

(March 12, 2021 ~ August 13, 2021)

No.	Date	Agenda	Approval
2021-4	March 12	1. Appointment of the Chairman of the BoD 2. Appointment of the Representative Director CEO 3. Appointment of Representative Directors and Inside Directors 4. Appointment of Special Committees members	All 4 Cases Approved
2021-5	April 9	1. Investment on commercial plant for hard rock lithium	All 1 Case Approved
2021-6	May 14

•   Deliberation Agenda

1.  Resolution on the dividend for the 1st quarter of 2021

2.  POSCO health and safety plan for 2021

3.  Joint Venture company establishment with HBIS Group Co., Ltd.

4.  Equity investment in an Australian nickel production company

All 5 Cases Approved — — —

5.  Transaction Plans with affiliates for the fiscal year of 2021

•   Report Agenda

1.  Business performance of the 1st quarter of 2021

2.  Status of global steel growth strategy implementation

3.  The performance and assessment of Board of Directors for 2020

2021-7	August 13

•   Deliberation Agenda

1.  Resolution on the dividend for the 2nd quarter of 2021

2.  Financing plan of 2021

3.  Financial contribution to the joint labor welfare fund with partner companies

4.  Amendment of the Operational Regulation of Board of Directors

•   Report Agenda

1.  Implementation status of the BoD resolved agendas

2.  Business performance of the 2nd quarter of 2021

3.  Group research center plan

All 4 Cases Approved — — —

ø	Major Activities of Outside Directors on the Board of Directors (January 1, 2021 ~ August 13, 2021)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2021-1	January 20	7 (7)	—
2021-2	January 28	7 (7)	—
2021-3	February 18	7 (7)	—
2021-4	March 12	7 (7)	—
2021-5	April 9	7 (7)	—
2021-6	May 14	7 (7)	—
2021-7	August 13	7(7)	—

(4) Special Committees under the BoD and Their Activities (From January 1, 2021 to August 13, 2021)

•	Director Candidate Recommendation and Management Committee (January 1, 2021~March 11, 2021)

Date	Agenda	Approval
January 28, 2021	Qualification review and recommendation of the Outside Directors candidates	Approved
February 18, 2021

•   Deliberation Agenda

1.  Recommendation of the Outside Directors candidates

•   Preliminary Review

1.  Qualification review of the Inside Directors candidates

2.  Plans to strengthen roles of the Board of Directors in relation to ESG

Approved — —

•	Finance and Related Party Transaction Committee (January 1, 2021~March 11, 2021)

Date	Agenda	Approval
January 28, 2021	Contribution to the Labor Welfare Fund	Approved

40

•	Evaluation and Compensation Committee (January 1, 2021 ~ March 12, 2021)

Date	Agenda	Approval
January 27, 2021	Evaluation of the business performance for the fiscal year of 2020	Approved

•	Director Candidate Recommendation Committee (March 12, 2021 ~ August 13, 2021)

Date	Agenda	Approval
August 13, 2021	Review on Outside Director candidate pool	—

•	ESG Committee (March 12, 2021 ~ August 13, 2021)

Date	Agenda	Approval
April 22, 2021	• Deliberation Agenda Plan for publishing Corporate Citizenship Report 2020 • Report Agenda 2050 Carbon Neutral Declaration and Implementation Status	Approved —
May 13, 2021	• Preliminary Review POSCO health and safety plan for 2021	—
August 13, 2021

•   Preliminary Review

1.  Amendment of the Operational Regulation of Board of Directors

2.  Financial contribution to the joint labor welfare fund with partner companies

•   Deliberation Agenda

1.  Venture fund investment for new growth businesses

2.  The 2nd investment in POSCO-HY Clean Metal

•   Report Agenda

Fair Trade Voluntary Compliance Program Operation Status in 201

— — Approved Approved —

•	Finance Committee (March 12, 2021 ~ August 13, 2021)

Date	Agenda	Approval
April 9, 2021	• Preliminary Review Investment on commercial plant for hard rock lithium	—
May 14, 2021	• Preliminary Review Equity investment in an Australian nickel production company	—
August 11, 2021	• Deliberation Agenda 1. Venture fund investment for new growth businesses 2. Payment Guarantee Plan for PT. Krakatau POSCO • Preliminary Review Financing plan of 2021	Approved Approved —

41

•	Executive Management Committee (January 1, 2021 ~ August 13, 2021)

Date	Agenda	Approval
March 23, 2021

1.  Exhaust gas purification facility replacement at Gwangyang #1 sintering factory

2.  EIC facility replacement at Gwangyang #2-4 casting machine

3.  Reclamation work for Gwangyang facility expansion site

4.  Carbon credit trading plan

All 4 Cases Approved
April 20, 2021

•   Preliminary Review

1.  Joint Venture company establishment with HBIS Group Co., Ltd.

•   Deliberation Agenda

1.  Pohang education center dormitory construction

2.  Gwangyang education center construction

3.  Construction of Park1538 Gwangyang PR Hall

— All 3 Cases Approved
May 25, 2021	Improvement of facilities in Gwangyang #2 power plant	Approved
June 15, 2021	Establishment of refrigeration facilities in Pohang #2 Chemical conversion factory to increase desulfurization capacity	Approved
July 20, 2021	1. Investment in high-purity nickel refining business for batteries 2. Replacement of air blowing facilities in Gwangyang #3, #4 and #5 blast furnace	All 2 Cases Approved

B.	Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Kim, Sung-Jin Chung, Moon-Ki Pahk, Heui-Jae	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2021 ~ August 13, 2021)

Session	Date	Agenda	Approval
1	January 27

•   Deliberation Agenda

1.  Consent to appoint the head of the internal audit department

2.  Assessment of internal control over financial reporting in 2020

3.  Approval of audit and non-audit services for POSCO and subsidiaries

•   Report Agenda

1.  Report of operation of internal control over financial reporting in 2020

2.  Report on approval of POSCO E&C’s audit service contract

3.  The result of internal audit for the fiscal year of 2020 and audit plans for the fiscal year of 2021

4.  Audit Committee activities in 2020

5.  The assessment on the executives’ and employees’ conformity to the code of ethics for the fiscal year of 2020

All 3 Cases Approved — — — — —
2	February 17	• Deliberation Agenda 1. Internal audit result for the year 2020 • Report Agenda 1. External audit result for the year 2020	Approved
3	February 18	Review of the agendas for the Ordinary General Meeting of Shareholders	Approved

- At the 53rd General Meeting of Shareholders held on March 12, 2021, due to Bahk, Byong-Won’s expiration of term in the Audit Committee, a new Audit Committee member, Kim, Sung-Jin was elected.

42

Session	Date	Agenda	Approval
4	March 12	1. Appointment of the Chairman of Audit Committee	Approved
5	April 23

•   Report Agenda

1.  POSCO E&C and POSCO ICT deficit projects status and management plans

2.  Operation plan for Internal Accounting Management Policy in 2021

3.  Results of internal audit on the consolidated financial statements for the 1st quarter of 2021

4.  Review of the impact of amendments to the U.S. listed company regulations on independence of external auditors

5.  The results of the 20-F audit for 2020 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2021

— — — — —
6	August 12

•   Deliberation Agenda

Approval on audit contract for POSCO Lithium Soliton and POSCO-HY Clean Metal

•   Report Agenda

1.  Approval report for PT.KP audit service contract change

2.  Approval report for POSCO non-audit service contract

3.  Results of internal audit on the consolidated financial statements for the 2nd quarter of 2021

4.  Results of external review of the consolidated financial statements for the 2nd quarter of 2021

5.  External Auditor Audit Activity Evaluation Results for the year 2020

6.  Internal audit performance in the 1st half of 2021 and plans for the 2nd half of 2021

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

43

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

(In millions KRW)

Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	3,460	565	10,000	—
Outside Director (Excluding Audit Committee Members)	4	163	32		—
Audit Committee Members	3	111	37		—

ø	No. of people: The number of Directors and the Audit Committee members who are in office as of June 30, 2021.
ø	Total payment: The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to June 30, 2021.
ø	Average payment per person is calculated based on the paid amount to the current Directors and Audit Committee members as of June 30, 2021.

44

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2021, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2021, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 13, 2021

This report is effective as of August 13, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	June 30, 2021		December 31, 2020
Assets

Cash and cash equivalents	21	~~W~~	4,022,137	4,754,644
Trade accounts and notes receivable, net	4,21,26,27,34		9,422,049	8,120,619
Other receivables, net	5,21,34		1,769,510	1,494,239
Other short-term financial assets	6,21		12,714,409	11,709,209
Inventories	7		11,426,742	9,051,790
Current income tax assets			29,668	49,481
Assets held for sale	8		22,090	34,210
Other current assets	14		775,061	616,623

Total current assets			40,181,666	35,830,815

Long-term trade accounts and notes receivable, net	4,21		82,100	86,423
Other receivables, net	5,21		1,163,568	1,195,962
Other long-term financial assets	6,21		1,890,471	1,561,807
Investments in associates and joint ventures	9		3,881,077	3,876,249
Investment property, net	11		1,007,446	994,781
Property, plant and equipment, net	12		29,334,215	29,400,141
Goodwill and other intangible assets, net	13		4,318,275	4,449,432
Defined benefit assets, net	19		26,033	86,149
Deferred tax assets			1,353,661	1,335,154
Other non-current assets	14		231,089	270,060

Total non-current assets			43,287,935	43,256,158

Total assets		~~W~~	83,469,601	79,086,973

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)	Notes	June 30, 2021		December 31, 2020
Liabilities

Trade accounts and notes payable	21,34	~~W~~	4,144,617	3,755,513
Short-term borrowings and current installments of long-term borrowings	4,15,21		8,360,204	8,677,529
Other payables	16,21,34		1,831,865	1,845,266
Other short-term financial liabilities	17,21		78,175	141,404
Current income tax liabilities			1,018,005	366,476
Liabilities directly associated with the assets held for sale	8		7	25
Provisions	18,35		391,717	443,273
Other current liabilities	20,26,27		1,919,680	1,625,482

Total current liabilities			17,744,270	16,854,968

Long-term trade accounts and notes payable	21		34,434	22,323
Long-term borrowings, excluding current installments	15,21		11,942,638	11,820,078
Other payables	16,21		716,899	558,924
Other long-term financial liabilities	17,21		47,042	133,588
Defined benefit liabilities, net	19		168,932	141,785
Deferred tax liabilities			1,376,472	1,320,726
Long-term provisions	18,35		539,716	522,969
Other non-current liabilities	20,26		43,917	37,020

Total non-current liabilities			14,870,050	14,557,413

Total liabilities			32,614,320	31,412,381

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,356,188	1,310,547
Hybrid bonds	23		199,384	199,384
Reserves	24		(993,888)	(1,380,918)
Treasury shares	25		(2,508,294)	(2,391,523)
Retained earnings			48,220,729	46,111,457

Equity attributable to owners of the controlling company			46,756,522	44,331,350
Non-controlling interests	23		4,098,759	3,343,242

Total equity			50,855,281	47,674,592

Total liabilities and equity		~~W~~	83,469,601	79,086,973

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2021 and 2020

(Unaudited)

		For the three-month period ended June 30			For the six-month period ended June 30
(in millions of Won, except per share information)	Notes	2021		2020	2021	2020
Revenue	26,27,34,37	~~W~~	18,292,466	13,721,554	34,361,189	28,267,367
Cost of sales	7,27,31,34		(15,469,223)	(12,987,612)	(29,400,171)	(26,223,142)

Gross profit			2,823,243	733,942	4,961,018	2,044,225

Selling and administrative expenses	31,34
Reversal of (impairment loss) on trade accounts and notes receivable			1,368	(25,337)	7,523	(35,325)
Other administrative expenses	28		(516,069)	(456,541)	(1,022,390)	(933,607)
Selling expenses	28		(107,953)	(84,348)	(193,121)	(202,326)

Operating profit			2,200,589	167,716	3,753,030	872,967

Share of profit (loss) of equity-accounted investees, net	9		187,869	(11,530)	265,869	20,134

Finance income and costs	21,29
Finance income			379,944	210,669	1,175,488	1,530,093
Finance costs			(433,678)	(232,049)	(1,299,977)	(1,577,325)

Other non-operating income and expenses	34
Reversal of (impairment loss) on other receivables			(6,143)	410	(12,749)	(787)
Other non-operating income	30		203,827	102,603	333,798	166,904
Other non-operating expenses	30,31		(134,569)	(103,673)	(258,061)	(217,437)

Profit before income tax	37		2,397,839	134,146	3,957,398	794,549
Income tax expense	32,37		(590,667)	(29,278)	(1,011,447)	(255,023)

Profit			1,807,172	104,868	2,945,951	539,526

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(1,053)	1,198	(2,778)	(2,652)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		76,883	36,870	168,889	(165,966)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(15,387)	142,902	72,712	81,696
Foreign currency translation differences			(15,937)	70,576	146,769	66,142
Gains or losses on valuation of derivatives	21		239	(784)	225	(841)

Other comprehensive income (loss), net of tax			44,745	250,762	385,817	(21,621)

Total comprehensive income		~~W~~	1,851,917	355,630	3,331,768	517,905

Profit attributable to:
Owners of the controlling company		~~W~~	1,664,343	40,282	2,689,079	435,675
Non-controlling interests			142,829	64,586	256,872	103,851

Profit		~~W~~	1,807,172	104,868	2,945,951	539,526

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,718,526	282,755	3,069,036	412,741
Non-controlling interests			133,391	72,875	262,732	105,164

Total comprehensive income		~~W~~	1,851,917	355,630	3,331,768	517,905

Basic and diluted earnings per share (in Won)	33		21,986	483	35,447	5,400

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	435,675	435,675	103,851	539,526
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(2,768)	(2,768)	116	(2,652)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	77,600	—	—	77,600	4,096	81,696
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(162,981)	—	(2,985)	(165,966)	—	(165,966)
Foreign currency translation differences, net of tax		—	—	—	69,000	—	—	69,000	(2,858)	66,142
Gains or losses on valuation of derivatives, net of tax		—	—	—	(799)	—	—	(799)	(42)	(841)

Total comprehensive income		—	—	—	(17,180)	—	429,922	412,742	105,163	517,905

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(120,174)	(120,174)	—	(120,174)
Changes in ownership interest in subsidiaries		—	(6,766)	—	—	—	—	(6,766)	139,008	132,242
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(4,587)	(4,587)	(3,637)	(8,224)
Acquisition of treasury shares		—	—	—	—	(64,823)	—	(64,823)	—	(64,823)
Others		—	(755)	—	5,874	—	(8,419)	(3,300)	4,373	1,073

Total transactions with owners of the controlling company		—	(41,102)	—	5,874	(64,823)	(453,642)	(553,693)	(165,773)	(719,466)

Balance as of June 30, 2020	~~W~~	482,403	1,335,149	199,384	(1,169,286)	(1,573,126)	45,056,397	44,330,921	3,262,225	47,593,146

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	2,689,079	2,689,079	256,872	2,945,951
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(5,007)	(5,007)	2,229	(2,778)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	76,587	—	—	76,587	(3,875)	72,712
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	170,940	—	(2,066)	168,874	15	168,889
Foreign currency translation differences, net of tax		—	—	—	139,339	—	—	139,339	7,430	146,769
Gains or losses on valuation of derivatives, net of tax		—	—	—	164	—	—	164	61	225

Total comprehensive income		—	—	—	387,030	—	2,682,006	3,069,036	262,732	3,331,768

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(59,835)	(402,400)
Interim dividends		—	—	—	—	—	(226,877)	(226,877)	—	(226,877)
Changes in subsidiaries		—	—	—	—	—	—	—	16,800	16,800
Changes in ownership interest in subsidiaries		—	51,243	—	—	—	—	51,243	538,054	589,297
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)	(3,597)	(8,159)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(5,602)	—	—	—	1,270	(4,332)	1,363	(2,969)

Total transactions with owners of the controlling company		—	45,641	—	—	(116,771)	(572,734)	(643,864)	492,785	(151,079)

Balance as of June 30, 2021	~~W~~	482,403	1,356,188	199,384	(993,888)	(2,508,294)	48,220,729	46,756,522	4,098,759	50,855,281

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	June 30, 2021		June 30, 2020
Cash flows from operating activities
Profit		~~W~~	2,945,951	539,526
Adjustments for:
Depreciation			1,557,056	1,555,037
Amortization			220,474	230,394
Finance income			(577,967)	(749,166)
Finance costs			657,286	894,470
Income tax expense			1,011,447	255,023
Impairment loss on property, plant and equipment			16,892	21,400
Gain on disposal of property, plant and equipment			(6,939)	(7,346)
Loss on disposal of property, plant and equipment			36,147	78,989
Impairment loss on other intangible assets			7,220	1,184
Gain on disposal of investments in subsidiaries, associates and joint ventures			(26,054)	(41,339)
Loss on disposal of investments in subsidiaries, associates and joint ventures			7,569	10,073
Share of profit of equity-accounted investees			(265,869)	(20,134)
Impairment loss on assets held for sale			—	5,030
Gain on disposal of assets held for sale			(45,743)	(300)
Expenses related to post-employment benefit			120,595	123,989
Impairment loss on trade and other receivables			5,226	36,112
Loss on valuation of inventories			27,835	129,398
Increase to provisions			43,414	19,156
Others, net			(48,199)	(14,055)

			2,740,390	2,527,915

Changes in operating assets and liabilities	36		(3,295,393)	1,205,502

Interest received			112,130	175,455
Interest paid			(243,277)	(346,723)
Dividends received			276,792	140,616
Income taxes paid			(321,483)	(391,928)

Net cash provided by operating activities		~~W~~	2,215,110	3,850,363

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Notes	June 30, 2021		June 30, 2020
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(19,204,164)	(21,020,169)
Proceeds from disposal of short-term financial instruments			18,077,010	19,491,360
Increase in loans			(418,390)	(503,914)
Collection of loans			547,258	544,806
Acquisitions of securities			(142,498)	(674,767)
Proceeds from disposal of securities			216,672	270,642
Acquisitions of investment in associates and joint ventures			(91,734)	(85,908)
Proceeds from disposal of investment in associates and joint ventures			37,756	7,591
Acquisitions of investment property			(565)	(3,907)
Proceeds from disposal of investment property			2,591	250
Acquisitions of property, plant and equipment			(1,224,620)	(1,622,465)
Payment of disposal of property, plant and equipment			(10,164)	(19,139)
Acquisitions of intangible assets			(124,012)	(197,535)
Proceeds from disposal of intangible assets			12,861	71,304
Proceeds from disposal of assets held for sale			58,750	590
Collection of lease receivables			61,849	27,453
Cash received from disposal of business, net of cash transferred			—	38,360
Others, net			1,064	(3,860)

Net cash used in investing activities			(2,200,336)	(3,679,308)

Cash flows from financing activities
Proceeds from borrowings			631,374	3,218,540
Repayment of borrowings			(1,939,753)	(1,044,881)
Proceeds from short-term borrowings, net			734,001	994,266
Capital contribution from non-controlling interests			614,259	139,008
Payment of cash dividends			(629,243)	(500,915)
Acquisition of treasury shares			(116,771)	(64,823)
Payment of interest of hybrid bonds			(8,204)	(8,250)
Repayment of lease liabilities			(113,657)	(96,092)
Repayment of redeemable convertible preferred shares			—	(278,581)
Others, net			13,958	(7,987)

Net cash provided by (used in) financing activities			(814,036)	2,350,285

Effect of exchange rate fluctuation on cash held			66,755	4,699

Net increase (decrease) in cash and cash equivalents			(732,507)	2,526,039

Cash and cash equivalents at beginning of the period	8		4,755,578	3,515,246

Cash and cash equivalents at end of the period	8	~~W~~	4,023,071	6,041,285

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2021

(Unaudited)

1. General Information

General information about POSCO, its 35 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 132 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 128 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through five of its overseas liaison offices.

As of June 30, 2021, the shares of the POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries newly established during the six-month period ended June 30, 2021, are as follows:

Company	Date of inclusion	Ownership (%)	Reason
Poland Legnica Sourcing Center Sp. z o.o	February 2021	100.00	New establishment
POSCO Lithium Solution Co., Ltd.	April 2021	100.00	New establishment
POSCO-HY Clean Metal Co., Ltd.	May 2021	65.00	New establishment

(c)	Subsidiaries for which the Company has lost control during the six-month period ended June 30, 2021, are as follows:

Company	Date of exclusion	Reason
POSCO E&C Mongolia	January 2021	Liquidation
Suncheon Eco Trans Co. LTD	May 2021	Loss of control due to bankruptcy petition

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2020. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2020.

Changes in Accounting Policies

(a)

K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1104 “Insurance Contracts” and K-IFRS No. 1116 “Lease” – Interest Rate Benchmark Reform

Market-wide interest rate benchmark reform requires disclosure of exceptions to practical expedients and discontinuation of hedge accounting in accordance with K-IFRS No. 1109 “Financial Instruments”, K-IFRS No. 1039 “Financial Instruments : Recognition and Measurement” , K-IFRS No. 1107 “Financial Instruments : Disclosures” , K-IFRS No. 1104 “Insurance Contracts” and K-IFRS No. 1116 “Lease”. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

New and amended standards not yet adopted

A number of new and amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these condensed consolidated financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(a)	K-IFRS No. 1016 “Property, Plant and Equipment”

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, the Company will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1103 “Business Combination”

The definition of assets and liabilities to be recognized is amended to refer to the revised Conceptual Framework for Financial Reporting. However, the amendments add an exception which allows K-IFRS No. 1037 “Provisions, Contingent Liabilities and Contingent Assets” and K-IFRS No. 2121 “Levies” to be applied to the liabilities and contingent liabilities included in the scope of these standards. The amendments also clarify that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Trade accounts and notes receivable	~~W~~	8,829,346	7,471,916
Finance lease receivables		42,463	41,841
Due from customers for contract work		893,244	948,879
Less: Allowance for doubtful accounts		(343,004)	(342,017)

	~~W~~	9,422,049	8,120,619

Non-current
Trade accounts and notes receivable	~~W~~	127,165	131,010
Finance lease receivables		—	46
Less: Allowance for doubtful accounts		(45,065)	(44,633)

	~~W~~	82,100	86,423

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position, because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of June 30, 2021, and December 31, 2020, the carrying amounts of such secured borrowings are ~~W~~273,906 million and ~~W~~328,807 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

5. Other Receivables

Other receivables as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Loans	~~W~~	245,864	258,735
Other accounts receivable		1,063,630	835,791
Accrued income		403,414	298,157
Deposits		65,900	82,884
Others		19,789	18,015
Lease receivables		52,675	68,198
Less: Allowance for doubtful accounts		(81,762)	(67,541)

	~~W~~	1,769,510	1,494,239

Non-current
Loans	~~W~~	728,596	798,287
Other accounts receivable		171,329	197,304
Accrued income		70,127	86,920
Deposits		358,445	284,588
Lease receivables		97,701	128,366
Less: Allowance for doubtful accounts		(262,630)	(299,503)

	~~W~~	1,163,568	1,195,962

6. Other Financial Assets

Other	financial assets as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Derivative assets	~~W~~	53,875	99,324
Debt securities		53,361	154,154
Deposit instruments(*1,2)		2,656,502	2,322,327
Short-term financial instruments(*2)		9,950,671	9,133,404

	~~W~~	12,714,409	11,709,209

Non-current
Derivative assets	~~W~~	51,312	18,551
Equity securities(*3)		1,339,116	1,120,968
Debt securities		24,844	20,260
Other securities(*3)		439,914	364,404
Deposit instruments(*2)		35,285	37,624

	~~W~~	1,890,471	1,561,807

(*1)	As of June 30, 2021 and December 31, 2020, ~~W~~3,384 million and ~~W~~4,881 million, respectively, are restricted in use for government project.
(*2)	As of June 30, 2021 and December 31, 2020, financial instruments amounting to ~~W~~89,116 million and ~~W~~46,855 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*3)

As of June 30, 2021 and December 31, 2020, ~~W~~188,363 million and ~~W~~113,674 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

7. Inventories

Inventories as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Finished goods	~~W~~	1,493,211	1,285,552
M erchandise		877,811	751,245
Semi-finished goods		1,971,770	1,626,855
Raw materials		2,843,819	1,980,518
Fuel and materials		869,194	876,593
Construction inventories		864,955	936,813
M aterials-in-transit		2,546,427	1,664,770
Others		70,286	61,086

		11,537,473	9,183,432

Less: Allowance for inventories valuation		(110,731)	(131,642)

	~~W~~	11,426,742	9,051,790

The amounts of loss on valuation of inventories recognized in cost of sales during the six-month period ended June 30, 2021 and the year ended December 31, 2020 were ~~W~~27,835 million and ~~W~~54,014 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021				December 31, 2020
	The controlling company (*1, *2, *3)		Subsidiaries	Total	The controlling company(*3)	Subsidiaries	Total
Asset
Cash and cash equivalents(*4)	~~W~~	—	934	934	—	934	934
Other financial assets		—	273	273	—	273	273
Property, plant and equipment		20,164	—	20,164	32,244	40	32,284
Others		—	719	719	—	719	719

	~~W~~	20,164	1,926	22,090	32,244	1,966	34,210

Liability
Others	~~W~~	—	7	7	—	25	25

(*1)

During the six-month period ended June 30, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as held for sale and recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the six-month period ended June 30, 2021, the Company decided to sell the emission rights and reclassified the emission rights to assets held for sale. Upon the sale, the Company recognized ~~W~~1,316 million loss on disposal.

(*3)

During the year ended December 31, 2019, the Company decided to sell individual assets for which use was discontinued, such as CEM plants, and classified the assets as held for sale. During the year ended December 31, 2020 the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less cost to sell and the carrying amount of the assets.

(*4)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021						December 31, 2020
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	178,691,901,565	36.34	~~W~~	178,787	~~W~~	175,691	175,939
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00		199,410		156,674	145,092
SNNC	18,130,000	49.00		90,650		174,006	160,332
QSONE Co.,Ltd.	200,000	50.00		84,395		85,736	86,004
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		21,390	23,913
Western Inland highway CO.,LTD.	10,062,564	31.40		50,313		47,049	45,070
NEXTRAIN Co., Ltd.(*2)	—	—		—		—	47,364
Metropolitan Outer Ring Expressway co., ltd.(*1)	4,565,162	23.27		22,826		20,678	13,721
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	2,008,000	29.53		10,040		17,897	17,137
Daesung Steel(*3)	108,038	17.54		14,000		17,656	16,990
PCC Amberstone Private Equity Fund 1(*3)	8,508,486,198	8.80		8,390		9,267	9,230
Others (58 companies)(*1)						97,930	103,472

						823,974	844,264

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		224,879	199,342
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		173,592	158,777
9404-5515 Quebec Inc.(*3)	114,452,000	10.40		124,341		129,322	123,296
Eureka Moly LLC	—	20.00		240,123		45,200	43,520
AMCI (WA) PTY LTD	49	49.00		209,664		70,516	71,732
NCR LLC	—	22.10		72,143		73,508	46,608
KOREA LNG LTD.	2,400	20.00		135,205		25,208	42,229
Nickel Mining Company SAS	3,234,698	49.00		157,585		36,455	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	134,400,000	40.00		22,423		22,689	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		16,614	15,181
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		14,363	12,716
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,084	7,110
Others (25 companies)(*1)						116,571	105,021

						957,001	888,569

					~~W~~	1,780,975	1,732,833

(*1)

As of June 30, 2021 and December 31, 2020, investments in associates amounting to ~~W~~397,994 million and ~~W~~410,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

During the six-month period ended June 30, 2021, investment in this associate was transferred to equity security at fair value through other comprehensive income due to decline in ownership upon capital increase in the associate in which the Company did not participate.

(*3)

As of June 30, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021						December 31, 2020
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	162,115	153,457
Others (6 companies)						9,060	14,014

						171,175	167,471

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,340,459	1,418,056
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		367,366	353,725
KOBRASCO	2,010,719,185	50.00		32,950		70,026	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		98,022	91,270
DMSA/AMSA(*1,2)	—	3.87		391,816		24,962	31,104
CSP - Compania Siderurgica do Pecem	1,578,377,432	20.00		676,060		—	—
Others (10 companies)						28,092	27,390

						1,928,927	1,975,945

					~~W~~	2,100,102	2,143,416

(*1)	As of June 30, 2021 and December 31, 2020, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)

All of the shareholders of the joint venture entered into supplemental funding agreement to extend the maturity of the loans of the joint venture by the lenders. However, the Company believed the shareholders’ supplemental funding agreement was invalid and was in arbitration process for annulment. As a result of the final judgement in favor, the Company received a refund of the previously paid-up supplement funding amount and deducted the carrying amount due to a change in the ownership.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)
Company	December 31, 2020 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2021 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,939	—	—	(248)	—	175,691
Samcheok Blue Power Co.,Ltd.		145,092	20,000	—	(3,067)	(5,351)	156,674
SNNC		160,332	—	(1,469)	15,143	—	174,006
QSONE Co.,Ltd.		86,004	—	(1,140)	872	—	85,736
Chun-cheon Energy Co., Ltd		23,913	—	—	(3,088)	565	21,390
Western Inland highway CO.,LTD.		45,070	2,646	—	(710)	43	47,049
NEXTRAIN Co., Ltd.		47,364	—	—	(127)	(47,237)	—
Metropolitan Outer Ring Expressway co., ltd.		13,721	8,716	—	(1,765)	6	20,678
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,137	—	—	760	—	17,897
Daesung Steel		16,990	—	—	666	—	17,656
PCC Amberstone Private Equity Fund 1		9,230	—	(340)	526	(149)	9,267
POSCO MITSUBISHI CARBON TECHNOLOGY		153,457	—	—	8,658	—	162,115
Others (64 companies)		117,486	22,239	(455)	(9,541)	(22,739)	106,990

		1,011,735	53,601	(3,404)	8,079	(74,862)	995,149

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		199,342	—	(5,656)	23,240	7,953	224,879
AES-VCM Mong Duong Power Company Limited		158,777	—	(10,841)	18,765	6,891	173,592
9404-5515 Quebec Inc.		123,296	—	(3,798)	4,981	4,843	129,322
Eureka Moly LLC		43,520	—	—	—	1,680	45,200
AMCI (WA) PTY LTD		71,732	—	—	(2,306)	1,090	70,516
NCR LLC		46,608	18,203	—	(730)	9,427	73,508
KOREA LNG LTD.		42,229	—	(3,840)	3,842	(17,023)	25,208
Nickel Mining Company SAS		40,890	—	—	(4,663)	228	36,455
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,147	—	—	(494)	1,036	22,689
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,181	—	—	577	856	16,614
PT. Wampu Electric Power		12,716	—	—	923	724	14,363
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,110	—	—	429	545	8,084
Roy Hill Holdings Pty Ltd		1,418,056	—	(320,691)	209,868	33,226	1,340,459
POSCO-NPS Niobium LLC		353,725	—	(6,640)	6,551	13,730	367,366
KOBRASCO		54,400	—	(7,422)	17,311	5,737	70,026
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		91,270	—	—	2,668	4,084	98,022
DMSA/AMSA		31,104	—	—	(8,059)	1,917	24,962
CSP - Compania Siderurgica do Pecem		—	19,176	—	(27,815)	8,639	—
Others (35 companies)		132,411	754	(3,440)	12,702	2,236	144,663

		2,864,514	38,133	(362,328)	257,790	87,819	2,885,928

	~~W~~	3,876,249	91,734	(365,732)	265,869	12,957	3,881,077

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	For the year ended December 31, 2020

(in millions of Won)
Company	December 31, 2019 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2020 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	175,907	—	—	34	(2)	175,939
Samcheok Blue Power Co.,Ltd.		161,280	—	—	(5,262)	(10,926)	145,092
SNNC		142,602	—	(2,901)	18,701	1,930	160,332
QSONE Co.,Ltd.		85,887	—	(1,140)	1,257	—	86,004
Chun-cheon Energy Co., Ltd		56,679	—	—	(33,173)	407	23,913
Western Inland highway CO.,LTD.		5,115	42,246	—	(2,294)	3	45,070
NEXTRAIN Co., Ltd.		41,447	7,910	—	(2,786)	793	47,364
Metropolitan Outer Ring Expressway co., ltd.		8,343	5,573	—	(195)	—	13,721
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		17,824	—	—	(687)	—	17,137
Daesung Steel		15,375	—	—	(514)	2,129	16,990
PCC Amberstone Private Equity Fund 1		9,570	—	(715)	589	(214)	9,230
POSCO MITSUBISHI CARBON TECHNOLOGY		182,648	—	(19,401)	(9,794)	4	153,457
Others (65 companies)		135,890	22,145	(1,328)	(28,128)	(11,093)	117,486

		1,038,567	77,874	(25,485)	(62,252)	(16,969)	1,011,735

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		225,933	—	(56,760)	45,941	(15,772)	199,342
AES-VCM Mong Duong Power Company Limited		178,892	—	(16,053)	37,092	(41,154)	158,777
9404-5515 Quebec Inc.		131,529	—	(11,672)	10,963	(7,524)	123,296
Eureka Moly LLC		85,349	—	—	(39,801)	(2,028)	43,520
AMCI (WA) PTY LTD		72,937	—	—	(6,561)	5,356	71,732
NCR LLC		46,391	4,196	—	(1,452)	(2,527)	46,608
KOREA LNG LTD.		46,557	—	(7,755)	7,681	(4,254)	42,229
Nickel Mining Company SAS		37,940	—	—	1,473	1,477	40,890
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,356	—	—	(384)	175	22,147
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		15,128	—	—	(80)	133	15,181
PT. Wampu Electric Power		13,363	—	(559)	1,411	(1,499)	12,716
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,755	—	—	279	76	7,110
Roy Hill Holdings Pty Ltd		1,235,682	—	(113,985)	234,693	61,666	1,418,056
POSCO-NPS Niobium LLC		376,410	—	(11,244)	11,449	(22,890)	353,725
KOBRASCO		115,641	—	(37,922)	8,443	(31,762)	54,400
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		88,935	—	—	1,790	545	91,270
DMSA/AMSA		12,189	60,278	—	(33,305)	(8,058)	31,104
CSP - Compania Siderurgica do Pecem		—	62,711	—	(60,708)	(2,003)	—
Others (37 companies)		177,201	—	(12,114)	(23,375)	(9,301)	132,411

		2,889,188	127,185	(268,064)	195,549	(79,344)	2,864,514

	~~W~~	3,927,755	205,059	(293,549)	133,297	(96,313)	3,876,249

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2021 and the year ended December 31, 2020 are as follows:

1)	June 30, 2021

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	457,190	458	456,732	—	383
Samcheok Blue Power Co.,Ltd.		1,521,884	1,050,807	471,077	—	(2,262)
SNNC		584,632	208,332	376,300	363,617	25,700
QSONE Co.,Ltd.		250,571	79,098	171,473	8,748	1,745
Chun-cheon Energy Co., Ltd		600,316	514,065	86,251	140,056	(6,601)
Western Inland highway CO.,LTD.		175,971	9,517	166,454	—	(932)
Metropolitan Outer Ring Expressway co., ltd.		142,117	37,640	104,477	—	(433)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		80,945	50,649	30,296	15,500	2,575
Daesung Steel		170,304	101,035	69,269	54,925	3,792
PCC Amberstone Private Equity Fund 1		105,349	—	105,349	6,096	5,979
POSCO MITSUBISHI CARBON TECHNOLOGY		458,794	187,285	271,509	69,594	15,731
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,564,830	666,761	898,069	212,992	92,810
AES-VCM Mong Duong Power Company Limited		1,673,112	1,111,074	562,038	212,056	62,550
9404-5515 Quebec Inc.		1,259,715	4,073	1,255,642	—	47,894
KOREA LNG LTD.		126,370	329	126,041	20,245	19,210
Nickel Mining Company SAS		440,722	312,317	128,405	108,446	(8,592)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		109,926	53,406	56,520	13,928	(1,258)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		95,950	41,483	54,467	67,124	1,752
PT. Wampu Electric Power		200,756	131,972	68,784	9,553	4,617
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		72,305	40,128	32,177	48,726	1,586
Roy Hill Holdings Pty Ltd		9,819,731	3,425,896	6,393,835	3,784,148	1,707,488
POSCO-NPS Niobium LLC		734,529	—	734,529	—	10,885
KOBRASCO		174,519	34,467	140,052	56,718	34,892
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		631,527	266,304	365,223	982,946	10,673
DMSA/AMSA		5,240,678	2,698,957	2,541,721	156,734	(187,964)
CSP - Compania Siderurgica do Pecem		3,635,691	3,709,394	(73,703)	1,210,650	342,635

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	473,415	575	472,840	—	8,534
Samcheok Blue Power Co.,Ltd.		1,169,343	700,266	469,077	—	(5,994)
SNNC		592,568	238,971	353,597	698,712	39,826
QSONE Co.,Ltd.		251,190	79,182	172,008	17,075	2,513
Chun-cheon Energy Co., Ltd		609,815	516,963	92,852	222,066	(24,617)
Western Inland highway CO.,LTD.		158,679	2,534	156,145	—	(1,714)
NEXTRAIN Co., Ltd.		303,359	74,738	228,621	—	(2,636)
Metropolitan Outer Ring Expressway co., ltd.		98,510	34,360	64,150	—	(920)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		54,832	27,111	27,721	6,672	(2,326)
Daesung Steel		172,088	106,611	65,477	85,158	(2,930)
PCC Amberstone Private Equity Fund 1		104,933	5	104,928	12,280	6,694
POSCO MITSUBISHI CARBON TECHNOLOGY		446,067	190,289	255,778	112,173	(15,603)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,515,828	719,745	796,083	458,806	183,465
AES-VCM Mong Duong Power Company Limited		1,599,095	1,086,440	512,655	336,174	121,644
9404-5515 Quebec Inc.		1,197,702	3	1,197,699	—	105,411
KOREA LNG LTD.		211,497	353	211,144	40,086	38,370
Nickel Mining Company SAS		445,140	308,885	136,255	223,427	(8,353)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		72,001	16,812	55,189	3,236	(1,086)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		71,805	21,486	50,319	104,537	(237)
PT. Wampu Electric Power		199,841	139,264	60,577	20,272	7,057
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,036	38,843	29,193	78,954	1,156
Roy Hill Holdings Pty Ltd		9,271,788	2,161,353	7,110,435	5,993,950	2,299,529
POSCO-NPS Niobium LLC		707,247	—	707,247	—	25,406
KOBRASCO		118,676	9,875	108,801	32,854	16,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		873,174	534,961	338,213	1,252,189	7,856
DMSA/AMSA		4,924,371	2,294,881	2,629,490	204,820	(772,396)
CSP - Compania Siderurgica do Pecem		3,142,831	3,657,314	(514,483)	1,402,742	(623,381)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2021 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine	Mine development	20.00	Canada
Arctos Anthracite Coal Project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 Block public housing lot development project	Construction	27.00	Korea
Yangsan-Sasong district public housing project(private-participation)	Construction	19.92	Korea
Yangsan-Sasong district public housing project	Construction	49.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	279,397	1,443	(1,057)	—	(1,280)	278,503
Buildings		559,584	2,117	(1,539)	(10,739)	19,020	568,443
Structures		1,199	—	—	(305)	157	1,051
Right-of-use assets		154,601	—	—	(2,211)	7,059	159,449

	~~W~~	994,781	3,560	(2,596)	(13,255)	24,956	1,007,446

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	278,465	2,814	(183)	—	(1,699)	279,397
Buildings		598,159	385	—	(9,681)	(29,279)	559,584
Structures		1,178	—	—	(610)	631	1,199
Right-of-use assets		425	—	(56)	(3,206)	157,438	154,601

	~~W~~	878,227	3,199	(239)	(13,497)	127,091	994,781

(*1)	Includes reversal of impairment loss on investment property recognized by POSCO(Dalian) IT Center Development Co., Ltd., a subsidiary, in relation to its office lease amounting to ~~W~~14,953 million.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,590,087	56,314	(15)	—	—	10,479	2,656,865
Buildings		4,161,400	5,081	(2,126)	(158,137)	(595)	181,099	4,186,722
Structures		3,025,226	7,583	(311)	(113,077)	(4)	64,541	2,983,958
Machinery and equipment		16,857,307	110,150	(8,983)	(1,143,918)	(16,293)	401,436	16,199,699
Vehicles		37,156	4,948	(312)	(7,369)	—	2,369	36,792
Tools		60,301	6,734	(223)	(14,834)	—	11,593	63,571
Furniture and fixtures		127,459	9,892	(981)	(23,507)	—	21,785	134,648
Lease assets		773,700	159,824	(5,365)	(78,362)	—	45,355	895,152
Bearer plants		149,965	—	(17)	(4,597)	—	20,113	165,464
Construction-in-progress		1,617,540	1,049,107	(6,074)	—	—	(649,229)	2,011,344

	~~W~~	29,400,141	1,409,633	(24,407)	(1,543,801)	(16,892)	109,541	29,334,215

(*1)	During the six-month period ended June 30, 2021, the Company recognized impairment losses on individual assets for which operations were discontinued due to the fire or other loss.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*1)	Others(*2)	Ending
Land	~~W~~	2,526,059	29,639	(2,633)	—	3,490	33,532	2,590,087
Buildings		4,215,454	13,825	(6,296)	(319,774)	(3,778)	261,969	4,161,400
Structures		2,904,506	85,958	(6,661)	(231,737)	(883)	274,043	3,025,226
Machinery and equipment		17,218,264	138,533	(27,966)	(2,298,951)	(8,080)	1,835,507	16,857,307
Vehicles		32,285	6,475	(546)	(14,599)	—	13,541	37,156
Tools		70,751	20,230	(211)	(38,838)	—	8,369	60,301
Furniture and fixtures		130,132	23,352	(2,908)	(43,832)	(519)	21,234	127,459
Lease assets		774,582	204,699	(9,300)	(172,029)	—	(24,252)	773,700
Bearer plants		124,193	118	(155)	(7,971)	—	33,780	149,965
Construction-in-progress		1,929,747	2,835,921	(7,001)	—	(17,270)	(3,123,857)	1,617,540

	~~W~~	29,925,973	3,358,750	(63,677)	(3,127,731)	(27,040)	(666,134)	29,400,141

(*1)

The Company estimated the recoverable amount of individual assets for which operations were discontinued due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(c)	Information on lease contracts for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the six-month period ended June 30, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	371,719	5,740	(7,141)	13,034	383,352
Buildings and structures		171,760	16,277	(31,872)	4,441	160,606
Machinery and equipment		239,181	7,632	(20,871)	35,941	261,883
Vehicles		11,456	6,516	(3,290)	(2,948)	11,734
Ships		106,555	120,217	(8,357)	—	218,415
Others		27,630	3,442	(9,042)	(3,419)	18,611

	~~W~~	928,301	159,824	(80,573)	47,049	1,054,601

②	Changes in the carrying amount of right-of-use assets presented as investment property and property, plant and equipment for the year ended December 31, 2020 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	341,767	18,962	(16,397)	27,387	371,719
Buildings and structures		171,112	47,374	(57,593)	10,867	171,760
Machinery and equipment		215,828	86,373	(38,909)	(24,111)	239,181
Vehicles		14,105	6,186	(9,486)	651	11,456
Ships		24,082	111,537	(29,064)	—	106,555
Others		8,113	45,803	(23,786)	(2,500)	27,630

	~~W~~	775,007	316,235	(175,235)	12,294	928,301

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2021 and 2020 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2021		2020	2021	2020
Interest on lease liabilities	~~W~~	8,179	8,822	17,133	17,830
Expenses relating to short-term leases		4,636	3,845	9,930	8,850
Expenses relating to leases of low-value assets		3,918	3,595	7,745	7,924

	~~W~~	16,733	16,262	34,808	34,604

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	903,893	—	—	—	—	1,148	905,041
Intellectual property rights		2,170,738	101,783	(485)	(131,902)	—	33,975	2,174,109
Membership(*1)		138,703	4,010	(3,119)	(64)	(4)	208	139,734
Development expense		227,111	306	—	(37,472)	—	(29,906)	160,039
Port facilities usage rights		236,272	—	—	(11,055)	—	142	225,359
Exploratation and evaluation assets		57,140	1,833	—	(7)	258	27	59,251
Customer relationships		330,247	—	—	(22,239)	—	(73)	307,935
Other intangible assets		385,328	27,886	(14,841)	(17,735)	(7,180)	(26,651)	346,807

	~~W~~	4,449,432	135,818	(18,445)	(220,474)	(6,926)	(21,130)	4,318,275

(*1)	Economic useful life of membership is indefinite.
(*2)

During the six-month period ended June 30, 2021, the Company decided to sell a portion of emission rights and recognized ~~W~~7,180 million of impairment loss since book value exceeded fair value less costs to sell.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*2)	Others(*3)	Ending
Goodwill	~~W~~	1,097,809	—	—	—	(189,379)	(4,537)	903,893
Intellectual property rights		2,279,210	136,195	(3,617)	(282,594)	(7,727)	49,271	2,170,738
Membership(*1)		148,078	3,416	(12,340)	(107)	244	(588)	138,703
Development expense		94,339	1,315	(16)	(56,329)	(206)	188,008	227,111
Port facilities usage rights		281,398	—	—	(44,893)	—	(233)	236,272
Exploratation and evaluation assets		77,271	14,886	—	—	—	(35,017)	57,140
Customer relationships		374,875	—	—	(44,478)	—	(150)	330,247
Other intangible assets		555,493	159,590	(61,692)	(37,157)	—	(230,906)	385,328

	~~W~~	4,908,473	315,402	(77,665)	(465,558)	(197,068)	(34,152)	4,449,432

(*1)	Economic useful life of membership is indefinite.
(*2)

During the year ended December 31, 2020, the Company recognized ~~W~~188,619 million of impairment loss on goodwill allocated to POSCO INTERNATIONAL Corporation CGU, a subsidiary included in trading segment since the recoverable amount calculated on the basis of value in use is less than the carrying amount of the CGU.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

14. Other Assets

Other assets as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Advance payments	~~W~~	428,225	348,753
Prepaid expenses		282,608	181,985
Firm commitment asset		31,828	23,506
Others		32,400	62,379

	~~W~~	775,061	616,623

Non-current
Advance payments	~~W~~	22,263	21,587
Prepaid expenses		84,749	92,774
Others(*1)		124,077	155,699

	~~W~~	231,089	270,060

(*1)

As of June 30, 2021 and December 31, 2020, the Company recognized tax assets amounting to ~~W~~67,521 million and ~~W~~121,225 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)

	Lenders	Interest rate (%)	June 30, 2021		December 31, 2020
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.53 ~ 4.83	~~W~~	182,437	146,762
Short-term borrowings	HSBC and others	0.17 ~ 8.50		5,907,191	5,047,633

				6,089,628	5,194,395

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.19 ~ 8.50		731,366	1,067,338
Current portion of debentures	Merrill Lynch and others	1.14 ~ 4.30		1,539,982	2,417,339
Less: Current portion of discount on debentures issued				(772)	(1,543)

				2,270,576	3,483,134

			~~W~~	8,360,204	8,677,529

(b)	Long-term borrowings, excluding current portion and others as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)

	Lenders	Interest rate (%)	June 30, 2021		December 31, 2020
Long-term borrowings	Export-Import Bank of Korea and others	0.45 ~ 4.50	~~W~~	3,485,128	3,366,400
Less: Present value discount				(13,963)	(16,058)
Bonds	KB Securities co., Ltd. and others	0.50 ~ 4.00		8,502,103	8,505,485
Less: Discount on debentures issued				(30,630)	(35,749)

			~~W~~	11,942,638	11,820,078

(c)	Assets pledged as collateral in regard to the borrowings as of June 30, 2021 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Cash and cash equivalents	Shinhan Bank and others	~~W~~	22,894	23,116
Property, plant and equipment and Investment property	Korea Development Bank and others		4,353,854	4,945,331
Trade accounts and notes receivable	Korea Development Bank and others		275,033	274,417
Inventories	Export-Import Bank of Korea and others		106,231	12,650
Financial instruments	KB Kookmin Bank and others		25,529	25,529

		~~W~~	4,783,541	5,281,043

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

16. Other Payables

Other payables as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Accounts payable	~~W~~	812,905	800,439
Accrued expenses		734,490	697,087
Dividend payable		2,691	2,703
Lease liabilities		170,899	244,548
Withholdings		110,880	100,489

	~~W~~	1,831,865	1,845,266

Non-current
Accounts payable	~~W~~	12,711	5,572
Accrued expenses		4,942	4,953
Lease liabilities		633,877	495,127
Withholdings		65,369	53,272

	~~W~~	716,899	558,924

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Derivative liabilities	~~W~~	54,679	82,859
Financial guarantee liabilities		23,496	58,545

	~~W~~	78,175	141,404

Non-current
Derivative liabilities	~~W~~	43,240	129,505
Financial guarantee liabilities		3,802	4,083

	~~W~~	47,042	133,588

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	55,149	49,843	73,441	48,510
Provision for construction warranties		12,926	220,563	9,662	217,435
Provision for legal contingencies and claims(*1)		33,156	66,350	24,275	63,175
Provision for the restoration(*2)		6,376	146,066	5,307	134,438
Others(*3,*4)		284,110	56,894	330,588	59,411

	~~W~~	391,717	539,716	443,273	522,969

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~76,191 million and ~~W~~59,211 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of June 30, 2021 and December 31, 2020, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery of ~~W~~15,166 million as provisions for restoration as of June 30, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials currently available to recover the land. In addition, the Company has applied a discount rate of 1.57~1.81% to measure present value of these costs.

(*3)

As of June 30, 2021 and December 31, 2020, POSCO ENERGY CO., LTD., and Korea Fuel Cell, subsidiaries of the Company, recognized ~~W~~72,165 million and ~~W~~80,842 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

The Company has recognized emission liabilities of ~~W~~42,161 million for greenhouse gas emissions in excess of the quantity of free quota emission rights received, which is expected to be submitted subsequent to June 30, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	121,951	41,157	(55,217)	(1,880)	(1,019)	104,992
Provision for construction warranties		227,097	38,170	(30,389)	(1,502)	113	233,489
Provision for legal contingencies and claims		87,450	22,120	(9,957)	(2,607)	2,500	99,506
Provision for the restoration		139,745	22,113	(3,387)	(10,460)	4,431	152,442
Others		389,999	128,732	(99,062)	(81,398)	2,733	341,004

	~~W~~	966,242	252,292	(198,012)	(97,847)	8,758	931,433

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	123,669	106,855	(109,835)	(6,334)	7,596	121,951
Provision for construction warranties		170,428	86,691	(23,916)	(5,311)	(795)	227,097
Provision for legal contingencies and claims		84,484	30,894	(16,444)	(9,087)	(2,397)	87,450
Provision for the restoration		87,303	67,501	(6,525)	(15,811)	7,277	139,745
Others		352,765	349,639	(142,440)	(133,294)	(36,671)	389,999

	~~W~~	818,649	641,580	(299,160)	(169,837)	(24,990)	966,242

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2021		2020	2021	2020
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	12,369	11,845	24,550	25,047

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Present value of funded obligations	~~W~~	2,435,647	2,439,938
Fair value of plan assets(*1)		(2,305,478)	(2,397,717)
Present value of non-funded obligations		12,730	13,415

Net defined benefit liabilities	~~W~~	142,899	55,636

(*1)

As of June 30, 2021 and December 31, 2020, the Company recognized net defined benefit assets amounting to ~~W~~26,033 million and ~~W~~86,149 million respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Defined benefit obligation at the beginning of period	~~W~~	2,453,353	2,431,880
Current service costs		120,405	245,047
Interest costs		25,525	47,485
Remeasurements		2,808	(52,732)
Benefits paid		(153,324)	(225,293)
Others		(390)	6,966

Defined benefit obligation at the end of period	~~W~~	2,448,377	2,453,353

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Fair value of plan assets at the beginning of period	~~W~~	2,397,717	2,255,149
Interest on plan assets		25,335	44,208
Remeasurement of plan assets		(2,516)	(600)
Contributions to plan assets		16,157	307,367
Benefits paid		(130,543)	(213,246)
Others		(672)	4,839

Fair value of plan assets at the end of period	~~W~~	2,305,478	2,397,717

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2021		2020	2021	2020
Current service costs	~~W~~	58,066	61,202	120,405	122,511
Net interest costs		36	179	190	1,478

	~~W~~	58,102	61,381	120,595	123,989

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Due to customers for contract work	~~W~~	919,991	807,465
Advances received		473,537	416,960
Unearned revenue		45,147	24,433
Withholdings		456,803	332,327
Firm commitment liability		9,078	35,993
Others		15,124	8,304

	~~W~~	1,919,680	1,625,482

Non-current
Unearned revenue	~~W~~	23,386	17,953
Others		20,531	19,067

	~~W~~	43,917	37,020

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2021 and December 31, 2020 are as follows:

①	June 30, 2021

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	82,991	—	82,991	—	82,991
Short-term financial instruments		9,950,671	—	9,950,671	—	9,950,671
Debt securities		13,798	—	—	13,798	13,798
Other securities		439,914	37,676	2,157	400,081	439,914
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		22,196	—	22,196	—	22,196
Fair value through other comprehensive income
Equity securities		1,339,116	1,174,853	—	164,263	1,339,116
Debt securities		13,261	—	—	13,261	13,261
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,022,137	—	—	—	—
Trade accounts and notes receivable		8,681,429	—	—	—	—
Other receivables		2,476,203	—	—	—	—
Debt securities		51,146	—	—	—	—
Deposit instruments		2,691,787	—	—	—	—

	~~W~~	29,786,649	1,212,529	10,058,015	593,403	11,863,947

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	72,067	—	72,067	—	72,067
Derivative hedging instruments(*2)		25,852	—	25,852	—	25,852
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		4,179,051	—	—	—	—
Borrowings		20,302,842	—	20,496,400	—	20,496,400
Financial guarantee liabilities		27,298	—	—	—	—
Others		2,446,321	—	—	—	—

	~~W~~	27,053,431	—	20,594,319	—	20,594,319

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

②	December 31, 2020

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	79,995	—	79,995	—	79,995
Short-term financial instruments		9,133,404	—	9,133,404	—	9,133,404
Debt securities		20,797	—	—	20,797	20,797
Other securities		364,404	47,321	2,242	314,841	364,404
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments		37,880	—	37,880	—	37,880
Fair value through other comprehensive income
Equity securities		1,120,968	729,342	—	391,626	1,120,968
Debt securities		2,471	—	—	2,471	2,471
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		4,754,644	—	—	—	—
Trade accounts and notes receivable		7,332,890	—	—	—	—
Other receivables		2,300,515	—	—	—	—
Debt securities		151,146	—	—	—	—
Deposit instruments		2,359,951	—	—	—	—

	~~W~~	27,661,065	776,663	9,253,521	731,735	10,761,919

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	180,773	—	180,773	—	180,773
Derivative hedging instruments		31,591	—	31,591	—	31,591
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		3,777,836	—	—	—	—
Borrowings		20,497,607	—	20,821,353	—	20,821,353
Financial guarantee liabilities		62,629	—	—	—	—
Others		2,347,244	—	—	—	—

	~~W~~	26,897,680	—	21,033,717	—	21,033,717

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

2)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2021 and 2020 were as follows:

①	For the six-month period ended June 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	76,894	(10,092)	—	1,834	7,834	76,470	—
Derivatives assets		—	86,297	—	179,226	—	265,523	—
Financial assets at fair value through other comprehensive income		—	—	—	—	21,691	21,691	168,889
Financial assets measured at amortized cost		39,493	—	227,861	(6,417)	(89)	260,848	—
Derivatives liabilities		—	44,500	—	(230,286)	—	(185,786)	225
Financial liabilities measured at amortized cost		(235,613)	—	(341,254)	—	13,632	(563,235)	—

	~~W~~	(119,226)	120,705	(113,393)	(55,643)	43,068	(124,489)	169,114

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

②	For the six-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	82,003	7,804	—	2,854	998	93,659	—
Derivatives assets		—	264,487	—	138,177	—	402,664	—
Financial assets at fair value through other comprehensive income		—	—	—	—	25,568	25,568	(165,966)
Financial assets measured at amortized cost		121,999	—	296,873	(9,620)	(160)	409,092	—
Derivatives liabilities		—	(39,069)	—	(176,867)	—	(215,936)	(841)
Financial liabilities measured at amortized cost		(346,799)	—	(415,610)	—	130	(762,279)	—

	~~W~~	(142,797)	233,222	(118,737)	(45,456)	26,536	(47,232)	(166,807)

3)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2021 and 2020 were as follows:

①	For the three-month period ended June 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	41,559	(5,241)	—	2,296	7,764	46,378	—
Derivatives assets		—	(15,018)	—	113,380	—	98,362	—
Financial assets at fair value through other comprehensive income		—	—	—	—	(578)	(578)	77,997
Financial assets measured at amortized cost		20,206	—	(10,101)	(3,047)	(51)	7,007	—
Derivatives liabilities		—	15,985	—	(157,305)	—	(141,320)	239
Financial liabilities measured at amortized cost		(106,296)	—	22,598	—	20,115	(63,583)	—

	~~W~~	(44,531)	(4,274)	12,497	(44,676)	27,250	(53,734)	78,236

②	For the three-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	40,881	7,471	—	2,549	768	51,669	—
Derivatives assets		—	(45,740)	—	82,386	—	36,646	—
Financial assets at fair value through other comprehensive income		—	—	—	—	262	262	36,870
Financial assets measured at amortized cost		70,267	—	(187,582)	(3,634)	(70)	(121,019)	—
Derivatives liabilities		—	33,221	—	(86,565)	—	(53,344)	(784)
Financial liabilities measured at amortized cost		(171,672)	—	236,596	—	(518)	64,406	—

	~~W~~	(60,524)	(5,048)	49,014	(5,264)	442	(21,380)	36,086

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2020.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2021 and December 31, 2020 are as follows:

(in Won, except share information)	June 30, 2021		December 31, 2020
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2021, total shares of ADRs of 26,910,200 outstanding in overseas stock market are equivalent to 6,727,550 of common stock.
(*2)	As of June 30, 2021, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Other capital surplus		95,740	50,099

	~~W~~	1,356,188	1,310,547

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2021		December 31, 2020
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

(*1)	Details of issuance of hybrid bonds as of June 30, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60% Reset every 10 years as follows;

•   After 10 years: return on government bond of the Republic of Korea (10 years) + 1.40%

•   After 10 years: additionally +0.25% according to Step-up clauses

•   After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)

Others	POSCO can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2021 amounts to ~~W~~454 million.

(b)

POSCO ENERGY CO., LTD., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2021		December 31, 2020
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of hybrid bonds of POSCO ENERGY CO., LTD. as of June 30, 2021 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

•   After 10 years: return on government bond of the Republic of Korea (10 years) + 1.55%

•   After 10 years: additionally + 0.25% according to Step-up clauses

•   After 30 years: additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issurance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinated to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2021 amounts to ~~W~~659 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

24. Reserves

Reserves as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(616,589)	(693,176)
Changes in fair value of equity investments at fair value through other comprehensive income		(188,343)	(359,283)
Foreign currency translation differences		(200,368)	(339,707)
Gains or losses on valuation of derivatives		(535)	(699)
Others		11,947	11,947

	~~W~~	(993,888)	(1,380,918)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows.

(shares, in millions of Won)	June 30, 2021			December 31, 2020
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	~~W~~	2,391,523	7,071,194	~~W~~	1,508,303
Acquisition of treasury shares	389,900		116,771	4,100,169		883,220

Ending	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523

The trust contract of acquiring treasury shares contracted during the year ended December 31, 2020, was ended as of April 12, 2021, due to completion of acquiring treasury share and expiration of contract term.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the six-month periods ended June 30, 2021 and 2020 were as follows:

①	For the six-month period ended June 30, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	18,049,216	10,987,566	—	667,278	29,704,060
Revenue from services		265,205	236,072	26,988	913,293	1,441,558
Revenue from construction contract		—	—	2,947,135	19,706	2,966,841
Others		25,509	137,359	1,006	84,856	248,730

	~~W~~	18,339,930	11,360,997	2,975,129	1,685,133	34,361,189

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	18,074,725	11,124,925	20,756	752,134	29,972,540
Revenue recognized over time		265,205	236,072	2,954,373	932,999	4,388,649

	~~W~~	18,339,930	11,360,997	2,975,129	1,685,133	34,361,189

②	For the six-month period ended June 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	13,227,955	9,738,336	—	367,967	23,334,258
Revenue from services		232,864	191,253	22,848	885,331	1,332,296
Revenue from construction contract		—	—	3,368,635	14,207	3,382,842
Others		18,599	87,032	4,019	108,321	217,971

	~~W~~	13,479,418	10,016,621	3,395,502	1,375,826	28,267,367

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	13,246,554	9,825,368	104,538	476,289	23,652,749
Revenue recognized over time		232,864	191,253	3,290,964	899,537	4,614,618

	~~W~~	13,479,418	10,016,621	3,395,502	1,375,826	28,267,367

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended June 30, 2021 and 2020 were as follows:

①	For the three-month period ended June 30, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,714,721	5,901,820	—	349,335	15,965,876
Revenue from services		138,345	137,117	14,608	420,151	710,221
Revenue from construction contract		—	—	1,499,718	6,810	1,506,528
Others		10,351	75,612	498	23,380	109,841

	~~W~~	9,863,417	6,114,549	1,514,824	799,676	18,292,466

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,725,072	5,977,432	2,134	372,715	16,077,353
Revenue recognized over time		138,345	137,117	1,512,690	426,961	2,215,113

	~~W~~	9,863,417	6,114,549	1,514,824	799,676	18,292,466

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

②	For the three-month period ended June 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	6,256,679	4,823,693	—	176,643	11,257,015
Revenue from services		108,391	108,114	10,788	368,404	595,697
Revenue from construction contract		—	—	1,762,872	7,587	1,770,459
Others		8,895	29,139	2,918	57,431	98,383

	~~W~~	6,373,965	4,960,946	1,776,578	610,065	13,721,554

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	6,265,574	4,852,832	93,583	234,076	11,446,065
Revenue recognized over time		108,391	108,114	1,682,995	375,989	2,275,489

	~~W~~	6,373,965	4,960,946	1,776,578	610,065	13,721,554

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Receivables
Account receivables	~~W~~	8,681,429	7,332,890
Contract assets
Due from customers for contract work		822,720	874,152
Contract liabilities
Advance received		475,103	418,777
Due to customers for contract work		919,991	807,465
Unearned revenue		68,301	42,040

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021			December 31, 2020
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	31,312,473	168,156	30,780,560	247,737
Accumulated contract profit		3,098,849	32,028	3,034,148	49,692
Accumulated contract loss		(1,276,835)	(1,856)	(1,260,451)	(2,482)
Accumulated contract revenue		33,134,487	198,328	32,554,257	294,947

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021			December 31, 2020
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	850,277	42,967	915,285	33,594
Due to customers for contract work		(860,913)	(59,078)	(765,818)	(41,647)

	~~W~~	(10,636)	(16,111)	149,467	(8,053)

(c)	Details of the provisions of construction loss as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Construction segment	~~W~~	48,703	70,818
Others		326	437

	~~W~~	49,029	71,255

(d)

Due to the factors causing the variation of costs for the six-month period ended June 30, 2021, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income taxes for the six-month period ended June 30, 2021 and future periods are as follows:

			Changes in profit (loss) of contract
(in millions of Won)	Changes in estimated total contract costs		Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	235,344	62,516	10,344	72,860
Others		(554)	2,674	653	3,327

	~~W~~	234,790	65,190	10,997	76,187

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to June 30, 2021. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the period. Also, it may change during future periods.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price

Labor cost	Assumption based on standard monthly and daily labor cost

Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Wages and salaries	~~W~~	209,721	197,024	431,148	410,520
Expenses related to post-employment benefits		38,229	19,502	71,148	41,881
Other employee benefits		46,941	40,293	93,289	85,751
Travel		4,454	3,537	8,737	9,890
Depreciation		33,979	37,905	70,603	72,857
Amortization		22,100	27,351	49,748	54,633
Communication		2,191	2,409	4,342	4,801
Electricity		1,744	1,849	3,631	4,030
Taxes and public dues		25,043	19,719	46,802	32,075
Rental		7,314	9,632	12,252	16,265
Repairs		2,673	1,311	5,021	3,238
Entertainment		2,182	1,437	4,356	3,545
Advertising		20,436	17,296	36,510	34,653
Research & development		28,030	25,405	60,372	49,271
Service fees		50,876	37,342	85,882	76,775
Vehicles maintenance		1,238	1,129	2,501	2,499
Industry association fee		2,416	2,373	5,784	6,039
Conference		3,233	2,482	6,120	5,325
Increase to provisions		2,494	355	2,821	1,882
Others		10,775	8,190	21,323	17,677

	~~W~~	516,069	456,541	1,022,390	933,607

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Freight and custody expenses	~~W~~	55,226	40,640	94,822	86,103
Operating expenses for distribution center		1,793	1,661	3,539	3,687
Sales commissions		19,082	20,194	37,762	67,919
Sales advertising		253	312	389	570
Sales promotion		1,598	1,393	3,124	3,236
Sample		474	331	988	872
Sales insurance premium		9,965	7,452	19,218	15,629
Contract cost		16,003	8,118	27,102	15,750
Others		3,559	4,247	6,177	8,560

	~~W~~	107,953	84,348	193,121	202,326

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Finance income
Interest income(*1)	~~W~~	61,765	111,148	116,387	204,002
Dividend income		7,186	1,030	29,525	26,566
Gain on foreign currency transactions		189,030	290,855	400,965	636,287
Gain on foreign currency translations		(11,130)	(227,550)	203,866	219,977
Gain on derivatives transactions		130,573	84,616	199,043	144,640
Gain on valuations of derivatives		(24,615)	(60,773)	188,235	281,200
Others		27,135	11,343	37,467	17,421

	~~W~~	379,944	210,669	1,175,488	1,530,093

Finance costs
Interest expenses	~~W~~	106,296	171,672	235,613	346,799
Loss on foreign currency transactions		200,031	236,231	380,301	484,754
Loss on foreign currency translations		(34,628)	(221,940)	337,923	490,247
Loss on derivatives transactions		174,498	88,795	250,103	183,330
Loss on valuation of derivatives		(25,581)	(48,254)	57,438	55,782
Loss on disposal of trade accounts and notes receivable		3,047	3,670	6,417	9,656
Others		10,015	1,875	32,182	6,757

	~~W~~	433,678	232,049	1,299,977	1,577,325

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2021 and 2020 were ~~W~~39,493 million and ~~W~~121,999 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	44,946	—	45,743	299
Gain on disposals of investments in subsidiaries, associates and joint ventures		22,212	37,370	26,054	41,339
Gain on disposals of property, plant and equipment		3,616	2,511	6,939	7,346
Gain on valuation of firm commitment		68,057	17,548	118,653	37,666
Gain on disposals of emission rights		559	16,823	567	24,566
Gain on insurance claim		2,088	6,145	20,549	7,133
Reversal of other provisions		2,223	561	2,399	839
Others(*1)		60,126	21,645	112,894	47,716

	~~W~~	203,827	102,603	333,798	166,904

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	—	5,030	—	5,030
Loss on disposals of investments in subsidiaries, associates and joint ventures		6,465	5,121	7,569	10,073
Loss on disposals of property, plant and equipment		17,490	38,318	36,147	78,989
Impairment loss on property, plant and equipment		—	21,322	16,892	21,400
Loss on valuation of firm commitment		33,552	1,742	77,318	36,075
Idle tangible asset expenses		7,476	5,330	12,669	10,685
Increase to other provisions		4,175	372	10,476	1,224
Donations		9,887	4,553	15,528	16,708
Others		55,524	21,885	81,462	37,253

	~~W~~	134,569	103,673	258,061	217,437

(*1)

During the six-month period ended June 30, 2021, the Company recognized ~~W~~48,771 million of non-operating income for refund of other than income tax as a result of administrative litigation for tax audits.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Raw material used, changes in inventories and others	~~W~~	10,951,324	8,300,004	20,516,134	16,948,281
Employee benefits expenses		899,138	852,159	1,842,191	1,772,198
Outsourced processing cost		1,807,732	2,056,490	3,522,210	4,086,789
Electricity and water expenses		188,318	142,562	362,216	313,258
Depreciation(*1)		771,871	784,867	1,557,056	1,555,037
Amortization		109,687	116,107	220,474	230,394
Freight and custody expenses		377,597	329,787	717,221	682,131
Sales commissions		19,082	20,194	37,762	67,919
Loss on disposal of property, plant and equipment		17,490	38,318	36,147	78,989
Impairment loss on property, plant and equipment		—	21,322	16,892	21,400
Impairment loss on intangible assets		37	761	7,220	1,184
Donations		9,887	4,553	15,528	16,708
Other expenses		1,081,050	989,396	2,028,376	1,847,456

	~~W~~	16,233,213	13,656,520	30,879,427	27,621,744

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2021 and 2020 were 25.56% and 32.10%, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

33. Earnings per Share

Basic earnings per share for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in Won except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Profit attributable to controlling interest	~~W~~	1,664,343,793,496	40,281,852,768	2,689,079,475,876	435,674,548,777
Interests of hybrid bonds		(1,662,931,506)	(1,662,931,506)	(3,307,589,040)	(3,325,863,013)
Weighted-average number of common shares outstanding (*1)		75,625,572	80,006,436	75,767,898	80,061,039

Basic earnings per share	~~W~~	21,986	483	35,447	5,400

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2021	2020	2021	2020
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,561,263)	(7,180,399)	(11,418,937)	(7,125,796)

Weighted-average number of common shares outstanding	75,625,572	80,006,436	75,767,898	80,061,039

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2021 and 2020, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2021 and 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,796	11,082	—	202,735	69	13,481
POSCO COATED & COLOR STEEL Co., Ltd.		291,173	2,085	—	—	17,346	431
POSCO ICT(*4)		837	4,992	—	94,130	20,828	90,417
eNtoB Corporation		7	—	136,794	21,607	21	9,603
POSCO CHEMICAL CO., LTD		128,745	21,446	226,321	5,555	147,420	2,296
POSCO ENERGY CO., LTD.		3,214	966	3,538	—	—	11,199
POSCO SPS		337,690	—	—	—	21,405	439
POSCO INTERNATIONAL Corporation		4,222,135	54,331	424,428	—	541	2,839
POSCO Thainox Public Company Limited		150,184	—	—	—	—	20
POSCO Canada Ltd.		—	681	81,745	—	—	—
POSCO Asia Co., Ltd.		19,137	32	417	—	—	705
Qingdao Pohang Stainless Steel Co., Ltd.		81,402	—	—	—	—	—
POSCO JAPAN Co., Ltd.		722,496	1	14,322	287	—	1,044
POSCO-VIETNAM Co., Ltd.		187,544	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		197,177	71	—	—	—	86
POSCO Maharashtra Steel Private Limited		377,857	180	—	—	—	101
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		66,647	—	—	—	—	—
POSCO VST CO., LTD.		96,247	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	853	746,681	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		120,944	110	8	—	—	10
Others		658,857	52,590	60,126	25,211	122,229	53,622

		7,665,089	149,759	1,694,380	349,525	329,859	186,301

Associates and joint ventures(*3)
SNNC		20,052	2,342	295,657	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		31,193	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	256,138	1,040,468	—	—	—
Others		22,340	23,575	47,172	—	—	19,833

		73,585	282,055	1,383,297	—	—	19,886

	~~W~~	7,738,674	431,814	3,077,677	349,525	329,859	206,187

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2021, the Company provided guarantees to related parties (Note 35).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	For the six-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,548	11,096	15	442,305	60	12,835
POSCO COATED & COLOR STEEL Co., Ltd.		205,766	1,695	—	—	15,176	208
POSCO ICT		1,429	4,991	—	184,310	20,941	87,668
eNtoB Corporation		7	60	113,378	18,848	28	12,493
POSCO CHEMICAL CO., LTD		144,466	24,770	229,721	12,830	154,424	4,362
POSCO ENERGY CO., LTD.		1,553	1,216	9,995	3	—	11,110
POSCO INTERNATIONAL Corporation		2,795,437	54,331	110,798	—	11,371	2,083
POSCO Thainox Public Company Limited		106,717	137	3,454	—	—	—
POSCO America Corporation		96,266	—	—	—	—	3
POSCO Canada Ltd.		—	816	90,805	—	—	—
POSCO Asia Co., Ltd.		719,978	965	81,671	2,272	1,162	1,419
Qingdao Pohang Stainless Steel Co., Ltd.		70,768	66	—	—	—	176
POSCO JAPAN Co., Ltd.		548,842	—	16,420	2,959	—	1,088
POSCO-VIETNAM CO., Ltd.		101,105	223	—	—	—	20
POSCO MEXICO S.A. DE C.V.		68,574	99	—	—	—	304
POSCO Maharashtra Steel Private Limited		153,754	847	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		57,645	—	—	—	—	—
POSCO VST CO., LTD.		132,216	56	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	804	291,649	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		120,059	213	2,314	—	—	18
Others		453,004	17,971	38,792	25,580	128,557	58,047

		5,781,134	120,356	989,012	689,107	331,719	192,039

Associates and joint ventures
SNNC		2,901	3,478	219,060	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,154	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	625,545	—	—	—
Others		14,397	54,974	29,870	84,839	4,086	25,779

		34,452	58,452	874,475	84,839	4,086	25,779

	~~W~~	5,815,586	178,808	1,863,487	773,946	335,805	217,818

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2021 and 2020 were as follows:

1)	For the three-month period ended June 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,182	13	—	113,873	9	7,018
POSCO COATED & COLOR STEEL Co., Ltd.		167,747	51	—	—	9,899	270
POSCO ICT		390	2	—	59,840	10,122	40,995
eNtoB Corporation		3		76,604	11,960	7	5,096
POSCO CHEMICAL CO., LTD		70,786	5,166	112,256	4,166	73,125	870
POSCO ENERGY CO., LTD.		2,454	277	1,409	—	—	5,594
POSCO SPS		188,917	—	—	—	10,711	233
POSCO INTERNATIONAL Corporation		2,323,778	—	258,276	—	194	2,303
POSCO Thainox Public Company Limited		89,311	—	—	—	—	—
POSCO Canada Ltd.		—	190	46,949	—	—	—
POSCO Asia Co., Ltd.		848	—	—	—	—	433
Qingdao Pohang Stainless Steel Co., Ltd.		40,454	—	—	—	—	—
POSCO JAPAN Co., Ltd.		364,525	—	6,721	283	—	564
POSCO-VIETNAM Co., Ltd.		106,634	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		104,386	37	—	—	—	86
POSCO Maharashtra Steel Private Limited		209,005	96	—	—	—	12
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,135	—	—	—	—	—
POSCO VST CO., LTD.		39,839	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	243	396,110	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		55,412	61	—	—	—	—
Others		335,411	31,201	25,827	15,459	61,247	32,920

		4,139,217	37,337	924,152	205,581	165,314	96,394

Associates and joint ventures
SNNC		12,539	299	143,898	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		18,544	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	140,062	553,493	—	—	—
Others		13,503	10,636	25,449	—	—	10,660

		44,586	150,997	722,840	—	—	10,713

	~~W~~	4,183,803	188,334	1,646,992	205,581	165,314	107,107

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	For the three-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,011	17	—	198,832	60	5,123
POSCO COATED & COLOR STEEL Co., Ltd.		89,666	1	—	—	6,818	91
POSCO ICT		718	2	—	85,004	10,483	41,213
eNtoB Corporation		3	—	55,786	9,743	9	6,931
POSCO CHEMICAL CO., LTD		61,232	4,828	105,977	8,690	71,609	653
POSCO ENERGY CO., LTD.		266	537	5,385	—	—	5,598
POSCO INTERNATIONAL Corporation		1,274,878	—	31,102	—	—	941
POSCO Thainox Public Company Limited		55,096	71	792	—	—	—
POSCO America Corporation		32,624	—	—	—	—	—
POSCO Canada Ltd.		—	753	51,250	—	—	—
POSCO Asia Co., Ltd.		402,677	746	36,185	504	766	910
Qingdao Pohang Stainless Steel Co., Ltd.		35,299	66	—	—	—	119
POSCO JAPAN Co., Ltd.		230,608	—	9,698	2,339	—	650
POSCO-VIETNAM Co., Ltd.		37,517	108	—	—	—	—
POSCO MEXICO S.A. DE C.V.		17,483	63	—	—	—	249
POSCO Maharashtra Steel Private Limited		36,314	44	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,094	—	—	—	—	—
POSCO VST CO., LTD.		62,622	56	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	462	136,882	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		41,895	85	—	—	—	18
Others		262,269	3,559	14,283	12,622	67,484	28,980

		2,668,272	11,398	447,340	317,734	157,229	91,476

Associates and joint ventures
SNNC		1,491	443	98,634	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		3,229	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	303,358	—	—	—
Others		4,625	39,739	16,589	—	—	5,695

		9,345	40,182	418,581	—	—	5,695

	~~W~~	2,677,617	51,580	865,921	317,734	157,229	97,171

(c)	The related account balances from significant transactions between the controlling company and related companies as of June 30, 2021 and December 31, 2020 are as follows:

1)	June 30, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,909	6	2,915	—	53,489	321	53,810
POSCO COATED & COLOR STEEL Co., Ltd.		96,258	2,295	98,553	—	110	5,540	5,650
POSCO ICT		111	2	113	2,620	52,924	26,115	81,659
eNtoB Corporation		—	—	—	1,613	43,529	18	45,160
POSCO CHEMICAL CO., LTD		23,127	3,471	26,598	14,266	48,255	17,120	79,641
POSCO ENERGY CO., LTD.		734	176	910	—	2,502	11,288	13,790
POSCO SPS		107,435	—	107,435	33	1,534	4,252	5,819
POSCO INTERNATIONAL Corporation		916,818	105	916,923	6,453	697	502	7,652
POSCO Thainox Public Company Limited		54,270	—	54,270	—	—	—	—
POSCO Asia Co., Ltd.		—	676	676	6	—	—	6
Qingdao Pohang Stainless Steel Co., Ltd.		20,816	—	20,816	—	—	—	—
POSCO MEXICO S.A. DE C.V.		126,547	745	127,292	—	—	—	—
POSCO Maharashtra Steel Private Limited		426,597	1,509	428,106	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		259,845	1,388	261,233	—	—	—	—
Others		393,381	20,469	413,850	124,964	31,902	80,913	237,779

		2,428,848	30,842	2,459,690	149,955	234,942	146,069	530,966

Associates and joint ventures
SNNC		364	4,347	4,711	32,030	—	—	32,030
Roy Hill Holdings Pty Ltd		—	140,062	140,062	189,072	—	—	189,072
Others		477	22,888	23,365	2,942	287	—	3,229

		841	167,297	168,138	224,044	287	—	224,331

	~~W~~	2,429,689	198,139	2,627,828	373,999	235,229	146,069	755,297

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO SPS		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others		227,288	28,117	255,405	41,564	30,433	82,716	154,713

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and jointventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2021 and 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	128,044	266	—	81
SNNC		33,020	53	15,256	15,166
Noeul Green Energy Co., Ltd.		3,045	—	—	1,041
CSP - Compania Siderurgica do Pecem		4,557	—	30,569	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		24,394	—	16,647	6,736
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		7,125	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		17,982	—	130	—
DMSA/AMSA		—	—	10,084	—
South-East Asia Gas Pipeline Company Ltd.		—	10,016	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		23,067	7	2,050	110
Samcheok Blue Power Co., Ltd.		107,568	—	—	—
TK CHEMICAL CORPORATION(*1)		14,906	—	2,292	—
Metropolitan Outer Ring Expressway Co., ltd		22,480	—	—	—
UITrans LRT Co., Ltd.		10,443	—	—	—
Roy Hill Holdings Pty Ltd		—	64,553	—	—
Others(*2)		82,933	19,577	10,657	9,035

	~~W~~	479,564	94,472	87,685	32,169

(*1)	TK CHEMICAL CORPORATION was excluded from the association due to sale of shares during the six-month period ended June 30, 2021.
(*2)	PT. Batutua Tembaga Raya was excluded from the association due to sale of shares during the six-month period ended June 30, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	For the six-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,558	—	5	—
New Songdo International City Development, LLC		51,863	26,450	—	46
SNNC		27,202	—	25,282	107,507
Chuncheon Energy Co., Ltd.		287	211	—	—
Noeul Green Energy Co., Ltd.		3,039	—	—	—
CSP - Compania Siderurgica do Pecem		18,311	4,925	123,368	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,928	—	24,782	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,393	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		3,294	—	—	—
PT. Batutua Tembaga Raya		—	1,111	16,575	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		12,131	—	165	—
DMSA/AMSA		—	—	29,198	—
South-East Asia Gas Pipeline Company Ltd.		7	38,517	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		15,961	19,438	1,888	452
Samcheok Blue Power Co., Ltd.		89,910	—	—	—
TK CHEMICAL CORPORATION		59,752	—	18,743	—
Others		61,699	29,773	17,714	16,853

	~~W~~	364,942	120,425	260,113	124,858

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2021 and 2020 were as follows:

1)	For the three-month period ended June 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	81,825	266	—	40
SNNC		23,365	—	11,239	9,779
Noeul Green Energy Co., Ltd.		1,533	—	—	519
CSP - Compania Siderurgica do Pecem		2,642	—	30,569	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		17,824	—	8,338	1,053
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,214	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,192	—	91	—
DMSA/AMSA		—	—	10,082	—
South-East Asia Gas Pipeline Company Ltd.		—	2,032	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		14,351	—	1,038	60
Samcheok Blue Power Co., Ltd.		49,504	—	—	—
TK CHEMICAL CORPORATION		—	—	—	—
Metropolitan Outer Ring Expressway Co., ltd		12,927	—	—	—
UITrans LRT Co., Ltd.		1,508	—	—	—
Roy Hill Holdings Pty Ltd		—	35,534	—	—
Others		47,119	16,827	3,810	4,972

	~~W~~	265,004	54,659	65,167	16,423

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	For the three-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	—	—	—	—
New Songdo International City Development, LLC		31,663	26,450	—	43
SNNC		16,847	—	13,179	508
Chuncheon Energy Co., Ltd.		—	—	—	—
Noeul Green Energy Co., Ltd.		1,516	—	—	—
CSP - Compania Siderurgica do Pecem		1,566	493	39,178	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,152	—	12,242	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	1,437	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		767	—	—	—
PT. Batutua Tembaga Raya		—	152	5,034	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,287	—	101	—
DMSA/AMSA		—	—	3,035	—
South-East Asia Gas Pipeline Company Ltd.		—	18,511	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		7,096	37	814	185
Samcheok Blue Power Co., Ltd.		48,026	—	—	—
TK CHEMICAL CORPORATION		24,411	—	6,547	—
Others		28,565	24,208	8,642	7,345

	~~W~~	175,896	69,851	90,209	8,081

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2021 and December 31, 2020 are as follows:

1)	June 30, 2021

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	45,279	—	18,264	63,543	—	23,030	23,030
Chuncheon Energy Co., Ltd.		—	—	—	—	367	—	367
Samcheok Blue Power Co., Ltd.		128,817	—	—	128,817	—	6,300	6,300
Nickel Mining Company SAS		—	62,708	144	62,852	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	—	—	3,203	—	3,203
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,005	—	—	18,005	1,357	—	1,357
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,725	—	—	11,725	168	—	168
South-East Asia Gas Pipeline Company Ltd.		—	69,859	—	69,859	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		5,740	—	—	5,740	895	194	1,089
Metropolitan Outer Ring Expressway Co., ltd		14,717	—	—	14,717	—	—	—
UITrans LRT Co., Ltd.		6,755	26,092	214	33,061	—	—	—
Others		46,541	146,152	146,554	339,247	11,166	8,450	19,616

	~~W~~	277,579	304,811	165,176	747,566	17,156	37,974	55,130

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	23,866	—	20,592	44,458	—	3	3
Chuncheon Energy Co., Ltd.		—	—	—	—	444	—	444
Samcheok Blue Power Co., Ltd.		92,715	—	—	92,715	—	40,536	40,536
Nickel Mining Company SAS		—	62,420	143	62,563	—	—	—
CSP - Compania Siderurgica do Pecem		19,704	—	—	19,704	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,534	—	—	6,534	1,023	150	1,173
PT. Batutua Tembaga Raya		—	35,355	—	35,355	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,889	—	—	13,889	193	—	193
South-East Asia Gas Pipeline Company Ltd.		—	91,003	—	91,003	—	—	—
POSCO MITSUBISHI CARBON TECHNOLOGY		2,799	—	—	2,799	783	—	783
TK CHEMICAL CORPORATION		21,916	—	—	21,916	429	—	429
Others		78,752	166,572	111,083	356,407	7,035	11,446	18,481

	~~W~~	260,175	355,350	131,818	747,343	9,907	52,135	62,042

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

1)	June 30, 2021

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	23,452	2,667	—	(27)	26,092
South-East Asia Gas Pipeline Company Ltd.		91,003	—	(22,925)	1,781	69,859
PT. Batutua Tembaga Raya(*2)		35,355	—	(9,722)	(25,633)	—
PT. Tanggamus Electric Power		4,304	—	—	166	4,470
PT. Wampu Electric Power		5,186	—	—	201	5,387
PT. POSMI Steel Indonesia		2,176	—	—	84	2,260
Nickel Mining Company SAS		62,420	—	—	288	62,708
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		5,440	—	—	(920)	4,520
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,528	—	—	252	6,780
AMCI (WA) PTY LTD		83,291	741	—	1,213	85,245
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,440	—	—	210	5,650
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,704	—	—	336	9,040
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		16,320	—	—	630	16,950
CAML RESOURCES PTY LTD		3,312	—	—	156	3,468
Shinahn Wind Power Generation(*3)		37	60	—	(97)	—

	~~W~~	355,350	3,468	(32,647)	(21,360)	304,811

(*1)	Includes adjustments of foreign currency translation differences and others.
(*2)

PT. Batutua Tembaga Raya was excluded from the association due to sale of shares during the six-month period ended June 30, 2021. Meanwhile, the uncollected loan was written off and offset by the allowance for doubtful accounts recognized in the previous period. These effects are included in others.

(*3)	Shinahn Wind Power Generation was excluded from the association due to sale of shares during the six-month period ended June 30, 2021.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	December 31, 2020

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	10,579	12,873	—	—	23,452
DMSA/AMSA(*1)		57,999	—	—	(57,999)	—
South-East Asia Gas Pipeline Company Ltd.		147,367	—	(47,539)	(8,825)	91,003
PT. Batutua Tembaga Raya		36,291	—	—	(936)	35,355
PT. Tanggamus Electric Power		4,580	—	—	(276)	4,304
PT. Wampu Electric Power		5,519	—	—	(333)	5,186
PT. POSMI Steel Indonesia		2,316	—	—	(140)	2,176
Nickel Mining Company SAS		60,516	—	—	1,904	62,420
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,947	—	(1,239)	(268)	5,440
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,947	—	—	(419)	6,528
AMCI (WA) PTY LTD		78,553	5,550	—	(812)	83,291
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,789	—	—	(349)	5,440
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		9,262	—	—	(558)	8,704
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
Chun-cheon Energy Co., Ltd.		8,234	—	(8,234)	—	—
POS-AUSTEM Suzhou Automotive Co., Ltd		5,789	11,805	—	(1,274)	16,320
CAML RESOURCES PTY LTD		—	3,219	—	93	3,312
Shinahn Wind Power Generation		—	37	—	—	37

	~~W~~	449,070	33,484	(57,012)	(70,192)	355,350

(*1)	During the year ended June 30, 2020, loans amounting to W60,278 million have been converted to common shares of DMSA/AMSA, which is presented in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

(h)	For the six-month periods ended June 30, 2021 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2021		June 30, 2020
Short-term benefits	~~W~~	53,218	53,802
Long-term benefits		9,424	8,525
Retirement benefits		10,244	9,322

	~~W~~	72,886	71,649

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

35.	Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of June 30, 2021 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	100,000,000	113,000	100,000,000	113,000
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	176,280	156,000,000	176,280
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	120,000,000	135,600	120,000,000	135,600
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	5,501,000,000	193,635	5,501,000,000	193,635
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	157,956	139,784,000	157,956
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,525,839	783,740,291	885,625
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	146,527,500	165,576	131,874,750	149,018
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	203,400	180,000,000	203,400
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	37,917,404	42,847	29,167,234	32,959
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	11,000,000	12,430	11,000,000	12,430
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	149,850,000	169,331	145,708,000	164,650
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	16,558	14,652,750	16,558
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans	USD	50,000,000	56,500	9,518,018	10,755
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL JAPAN Corp.					9,045,310	10,221
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	30,510	27,000,000	30,510
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	42,000,000	47,460	42,000,000	47,460
	Songdo Posco family Housing	Shinyoung securities	KRW	20,000	20,000	20,000	20,000
	JB CLARK HILLS	HSBC and others	USD	51,000,000	57,630	44,800,000	50,624
	PT.POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	29,267	25,900,000	29,267
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd. and others	USD	1,500,000	1,695	900,000	1,017
POSCO CHEMICAL CO., LTD	PT.Krakatau Posco Chemical Calcination	POSCO Asia Co., Ltd. and others	USD	15,200,000	17,176	8,000,000	9,040
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	15,805	13,986,947	15,805
POSCO ENERGY CO., LTD	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	82,953,123	93,737	82,953,123	93,737
POSCO America Corporation	POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	BANK OF AMERICA N.A.	USD	27,000,000	30,510	27,000,000	30,510
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	474,600	370,715,701	418,908
		BNDES	BRL	464,060,000	105,792	464,060,000	105,792
	LLP POSUK Titanium	SMBC	USD	13,500,000	15,255	13,500,000	15,255
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,843	46,000,000	61,843
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	8,225,000	9,294	7,350,000	8,306
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	686,000	686,000	600,200	600,200
	POHANG E&E Co., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	57,164	57,164
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	125,845	125,845	95,013	95,013
	RPSD	Plan-up Sinsajeilcha Co., Ltd	KRW	45,000	45,000	37,000	37,000
	Metropolitan Outer Ring Expressway Co., ltd	Woori Bank and others	KRW	276,033	276,033	14,486	14,486
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	14,550	14,550
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	44,740	44,740	30,080	30,080
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE CO.,LTD	KRW	44,054	44,054	29,166	29,166
	Chun-cheon Energy Co., Ltd.	Kookmin Bank and others	KRW	149,200	149,200	145,900	145,900
POSCO ICT	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	50,249	50,249	38,092	38,092
	Metropolitan Outer Ring Expressway Co., Ltd	Woori Bank	KRW	24,920	24,920	1,308	1,308
	Western Inland Highway Co.,LTD	Kookmin Bank	KRW	47,348	47,348	—	—
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	21,818,182	24,655	2,588,000	2,924
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Incheon - Gimpo Expressway Co., Ltd.	Kookmin Bank and others	KRW	4,959,209	4,959,209	2,407,215	2,407,215
POSCO ICT	BTL Enterprise and others	Hana Bank and others	KRW	185,847	185,847	109,129	109,129
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	14,665,079	12,449	14,666,079	12,449
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,240	80,000,000,000	6,240
POSCO Maharashtra Steel Private Limited	MAHARASHTRA STATE ELECTRICITY and others	HSBC and others	INR	441,618,747	6,717	441,618,747	6,717

			USD	3,206,114,906	3,622,911	2,497,184,124	2,821,815
			KRW	6,753,089	6,753,089	3,599,303	3,599,303
			IDR	80,000,000,000	6,240	80,000,000,000	6,240
			INR	441,618,747	6,717	441,618,747	6,717
			THB	5,501,000,000	193,635	5,501,000,000	193,635
			EUR	46,000,000	61,843	46,000,000	61,843
			AUD	14,665,079	12,449	14,666,079	12,449
			BRL	464,060,000	105,792	464,060,000	105,792

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Other commitments

Details of other commitments of the Company as of June 30, 2021 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2021, 49 million tons of iron ore and 7 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw materials. As of June 30, 2021, there are 38 vessels under contract, and the average remaining contract period is about 9 years.

As of June 30, 2021, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2021, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd., a subsidiary of the Company, under construction of new power plant.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of June 30, 2021, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mineral Resources Corporation (KORES) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdins II Limited) in August 2020. KAC has the rights and obligations to the 15.5% stake held by AHL and AHL2.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantees of up to USD 2,387 million provided by financial institutions and uses USD 892 million with Woori Bank and others.

As of June 30, 2021, the out standing balance of loans related to major liability compliance agreements is ~~W~~105 billion from development of Pangyo the First Park Project. If the responsibility is not fulfilled, the obligation is to compensate for damages of principal and interest. In addition, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to ~~W~~1,321,918 million(limited to ~~W~~2,346,129 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO ICT	As of June 30, 2021, the Company is provided with a guarantee of ~~W~~135,884 million, ~~W~~17,672 million and ~~W~~305 million, respectively, from the Software credit union, the Seoul guarantee insurance company and Engineering credit union.

In connection with 3 projects, including the construction of the Hanam Smart Building, the company is responsible for fulfilling its obligations. If the responsibility is not fulfilled, the Company is liable for damages of principal and interest of lenders (financial institutions that lend to the developer). Outstanding loans related to the liability compliance agreement are worth ~~W~~127.4 billion (loan ceiling ~~W~~156.5 billion) as of June 30, 2021. The company has the right to request the trustee to sell the trust property in the event of a certain reason in the trust contract, such as repaying the liability to the lenders.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(c)	Litigation in progress

1)	Request for Arbitration of NSC Investment and TGC

In March 2019, NSC Investment and TGC (“Applicant”), a former joint venture partner of POSCO ENGINEERING & CONSTRUCTION CO., LTD., in connection with the Songdo International City Development Project in Incheon, filed an arbitration (mediation price: approximately USD 2 billion) for alleged violations of contract by POSCO ENGINEERING & CONSTRUCTION CO., LTD. As of June 30, 2021, the Company has determined that the applicant’s claim is without merit, and did not recognize a provision.

2)	Other litigation

The Company is involved in 322 lawsuits aggregating to W1,484.8 billion as defendant as of June 30, 2021, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to W76.2 billion for 102 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2021.

(d)	Other contingencies

Company	Description
POSCO	POSCO has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

POSCO INTERNATIONAL Corporation	As of June 30, 2021, POSCO INTERNATIONAL Corporation has provided 30 blank promissory notes and 17 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of June 30, 2021, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 32 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of ~~W~~8,481,017 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of June 30, 2021, POSCO ICT has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month period ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	June 30, 2021		June 30, 2020
Trade accounts and notes receivable	~~W~~	(1,198,404)	524,843
Other receivables		(26,525)	22,494
Inventories		(2,320,629)	1,260,868
Other current assets		(170,744)	(91,857)
Other non-current assets		(78,575)	(71,387)
Trade accounts and notes payable		449,503	(299,704)
Other payables		(105,362)	(75,977)
Other current liabilities		374,639	168,919
Provisions		(205,979)	(137,663)
Payments of severance benefits		(153,324)	(146,492)
Plan assets		114,386	48,328
Other non-current liabilities		25,621	3,130

	~~W~~	(3,295,393)	1,205,502

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2020.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(a)	Information about reportable segments for the six-month period ended June 30, 2021 and 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	18,339,930	11,360,997	2,975,129	1,685,133	34,361,189
Internal revenues		10,041,974	9,029,601	401,891	1,292,307	20,765,773
Inter segment revenue		6,258,571	4,665,212	371,847	1,202,965	12,498,595
Total revenues		28,381,904	20,390,598	3,377,020	2,977,440	55,126,962
Segment profits		2,908,707	223,607	72,446	134,497	3,339,257

2)	For the six-month period ended June 30, 2020

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	13,479,418	10,016,621	3,395,502	1,375,826	28,267,367
Internal revenues		7,383,579	6,437,084	527,600	1,316,242	15,664,505
Inter segment revenue		5,199,890	2,949,668	489,800	1,234,354	9,873,712
Total revenues		20,862,997	16,453,705	3,923,102	2,692,068	43,931,872
Segment profits		137,727	150,120	239,257	184,814	711,918

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month period ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	June 30, 2021		June 30, 2020
Total profit for reportable segments	~~W~~	3,339,257	711,918
Corporate fair value adjustments		(28,142)	(38,676)
Elimination of inter-segment profits		(365,164)	(133,716)
Income tax expense		1,011,447	255,023

Profit before income tax expense	~~W~~	3,957,398	794,549

38. Events after the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on August 13, 2021, the Company decided to pay interim cash dividends of ~~W~~4,000 per common share (total dividend: ~~W~~302.5 billion).

(b)

POSCO ENGINEERING & CONSTRUCTION CO., LTD. and POSCO ICT decided to make a subrogation commitment for PF loan principle and interest of UITrans LRT Co., Ltd., an associate of the Company, in accordance with the resolution of Board of Directors on July 27, 2021 and July 30, 2021, respectively. The amount of subrogation according to the ownership is ~~W~~95.5 billion and ~~W~~38.2 billion, respectively. The expected date of subrogation is January 7, 2022. The Company is evaluating analysis of financial impact resulting from the event.

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2021

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2021, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2020, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2021, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2020, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 13, 2021

This report is effective as of August 13, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)		June 30,		December 31,
	Notes	2021		2020
Assets
Cash and cash equivalents	20	~~W~~	1,681,126	1,822,660
Trade accounts and notes receivable, net	4,14,20,25,32		4,920,391	3,693,535
Other receivables, net	5,20,32		370,607	279,555
Other short-term financial assets	6,20		8,690,523	9,607,632
Inventories	7,29		5,324,506	4,093,829
Assets held for sale	8		20,164	32,244
Other current assets	13		50,426	50,498

Total current assets			21,057,743	19,579,953

Long-term trade accounts and notes receivable, net	4,20		7,612	2,456
Other receivables, net	5,20		90,816	84,037
Other long-term financial assets	6,20		1,282,231	1,072,817
Investments in subsidiaries, associates and joint ventures	9		15,825,085	14,883,152
Investment property, net	10		148,429	149,617
Property, plant and equipment, net	11		19,930,520	20,216,932
Intangible assets, net	12		563,501	621,926
Defined benefit assets, net	18		15,379	76,501
Other non-current assets	13		79,334	107,578

Total non-current assets			37,942,907	37,215,016

Total assets		~~W~~	59,000,650	56,794,969

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2021 and December 31, 2020

(Unaudited)

(in millions of Won)		June 30,		December 31,
	Notes	2021		2020
Liabilities

Trade accounts and notes payable	20,32	~~W~~	1,314,010	1,258,470
Short-term borrowings and current installments of long-term borrowings	4,14,20		2,068,156	2,408,392
Other payables	15,20,32		953,582	1,127,323
Other short-term financial liabilities	16,20		7,855	12,788
Current income tax liabilities			862,534	137,858
Provisions	17		53,949	63,604
Other current liabilities	19,25		87,670	80,676

Total current liabilities			5,347,756	5,089,111

Long-term borrowings, excluding current installments	14,20		5,456,804	5,346,944
Other payables	15,20		408,997	220,612
Other long-term financial liabilities	16,20		32,788	122,154
Deferred tax liabilities			902,704	848,317
Long-term provisions	17,33		48,231	52,602
Other non-current liabilities	19,25		508	525

Total non-current liabilities			6,850,032	6,591,154

Total liabilities			12,197,788	11,680,265

Equity

Share capital	21		482,403	482,403
Capital surplus	21		1,339,289	1,339,289
Hybrid bonds	22		199,384	199,384
Reserves	23		(174,588)	(296,626)
Treasury shares	24		(2,508,294)	(2,391,523)
Retained earnings			47,464,668	45,781,777

Total equity			46,802,862	45,114,704

Total liabilities and equity		~~W~~	59,000,650	56,794,969

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods and six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods			For the six-month periods
		ended June 30			ended June 30
	Notes	2021		2020	2021	2020
Revenue	25,32	~~W~~	9,277,353	5,884,824	17,077,800	12,854,680
Cost of sales	7,29,32		(7,412,042)	(5,742,816)	(13,878,939)	(11,973,220)

Gross profit			1,865,311	142,008	3,198,861	881,460
Selling and administrative expenses	29,32
Impairment loss on trade accounts and notes receivable			(37)	(5,231)	(6)	(4,967)
Other administrative expenses	26		(207,409)	(192,762)	(417,312)	(391,531)
Selling expenses	26		(49,792)	(52,490)	(100,587)	(135,326)

Operating profit (loss)			1,608,073	(108,475)	2,680,956	349,636

Finance income and costs	20,27
Finance income			270,466	110,535	839,740	784,852
Finance costs			(82,518)	(37,305)	(401,276)	(497,720)

Other non-operating income and expenses	32
Reversal of (impairment loss) on other receivables			27	169	(321)	(327)
Other non-operating income	28		76,644	81,598	111,891	105,723
Other non-operating expenses	28,29		(42,238)	(97,259)	(94,435)	(175,945)

Profit(loss) before income tax			1,830,454	(50,737)	3,136,555	566,219
Income tax income(expense)	30		(512,294)	57,383	(866,220)	(106,553)

Profit			1,318,160	6,646	2,270,335	459,666

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	18		(11,072)	2,627	(11,362)	(393)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,20,23		44,653	30,838	119,960	(160,650)
Total comprehensive income		~~W~~	1,351,741	40,111	2,378,933	298,623

Basic and diluted earnings per share (in Won)	31	~~W~~	17,408	62	29,921	5,700

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)	Share		Capital	Hybrid		Treasury	Retained
	capital		surplus	bonds	Reserves	shares	earnings	Total
Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	459,666	459,666
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(393)	(393)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(157,747)	—	(2,903)	(160,650)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interim dividends		—	—	—	—	—	(120,174)	(120,174)
Interest of hybrid bonds		—	—	—	—	—	(4,587)	(4,587)
Acquisition of treasury shares		—	—	—	—	(64,823)	—	(64,823)

Balance as of June 30, 2020	~~W~~	482,403	1,252,220	199,384	(341,677)	(1,573,126)	45,383,558	45,402,762

Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	2,270,335	2,270,335
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(11,362)	(11,362)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	122,038	—	(2,078)	119,960
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)
Interim dividends		—	—	—	—	—	(226,877)	(226,877)
Interest of hybrid bonds		—	—	—	—	—	(4,562)	(4,562)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of June 30, 2021	~~W~~	482,403	1,339,289	199,384	(174,588)	(2,508,294)	47,464,668	46,802,862

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)		June 30,		June 30,
	Notes	2021		2020
Cash flows from operating activities
Profit		~~W~~	2,270,335	459,666
Adjustments for:
Expenses related to post-employment benefit			60,154	63,801
Depreciation			1,146,592	1,126,547
Amortization			54,868	50,851
Impairment loss on trade and other receivables			327	5,295
Finance income			(682,277)	(551,380)
Finance costs			231,212	360,312
Loss on valuation of inventories			837	40,802
Gain on disposal of property, plant and equipment			(5,687)	(6,054)
Loss on disposal of property, plant and equipment			46,270	94,234
Impairment loss on property, plant and equipment			3,113	22,687
Gain on disposal of Intangible assets			—	(131)
Impairment loss on intangible assets			7,180	—
Gain on disposal of investments in subsidiaries, associates and joint venture			—	(21,907)
Impairment loss on investments in subsidiaries, associates and joint ventures			1,500	—
Gain on disposal of assets held for sale			(45,736)	(26,942)
Impairment loss on assets held for sale			—	8,945
Gain on disposal of emission rights			—	(24,566)
Loss on disposal of emissions rights			5,843	—
Increase to provisions			5,284	38,674
Income tax expense			866,220	106,553
Others			5,254	(3,631)

Changes in operating assets and liabilities	34		(2,509,304)	1,572,924

Interest received			66,343	83,513
Interest paid			(100,350)	(106,974)
Dividends received			339,108	152,172
Income taxes paid			(81,599)	(247,633)

Net cash provided by operating activities		~~W~~	1,685,487	3,197,758

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2021 and 2020

(Unaudited)

(in millions of Won)		June 30,		June 30,
	Notes	2021		2020
Cash flows from investing activities
Decrease in deposits		~~W~~	1,092,636	2,137,923
Proceeds from disposal of short-term financial instruments			15,642,485	16,810,440
Collection of short-term loans			3,216	807
Proceeds from disposal of long-term financial instruments			2	—
Proceeds from disposal of debt security			150,070	235,068
Proceeds from disposal of equity securities			12,868	7,938
Proceeds from disposal of other securities			2,534	990
Proceeds from disposal of long-term debt security			1,743	—
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			720	1,292
Proceeds from disposal of intangible assets			727	471
Proceeds from disposal of emissions rights			5,503	66,143
Proceeds from disposal of assets held for sale			58,721	161,422
Proceeds from disposal of derivatives			1,482	—
Increase in deposits			(1,066,139)	(2,676,730)
Acquisition of short-term financial investments			(14,854,667)	(17,649,928)
Increase in long-term loans			(13,207)	(14,852)
Acquisition of debt securities			(50,033)	(627,159)
Acquisition of other securities			(16,806)	(9,266)
Acquisition of equity securities			(8,385)	—
Acquisition of investment in subsidiaries, associates and joint ventures			(944,171)	(194,275)
Acquisition of property, plant and equipment			(753,743)	(1,322,802)
Proceeds from disposal of property, plant and equipment			(31,684)	(49,934)
Acquisition of intangible assets			(23,448)	(68,813)

Net cash used in investing activities		~~W~~	(789,576)	(3,191,265)

Cash flows from financing activities
Proceeds from borrowings			2,338,590	2,433,096
Increase in long-term financial liabilities			843	209
Proceeds from disposals of derivatives			14,725	—
Receipt of government grants			12	540
Repayment of borrowings			(2,689,014)	(409,587)
Repayment of lease liabilities			(23,009)	(31,654)
Decrease in long-term financial liabilities			(1,235)	(284)
Payment of cash dividends			(569,466)	(440,648)
Acquisition of treasury shares			(116,771)	(64,823)
Payment of interest of hybrid bonds			(4,587)	(4,613)

Net cash provided by (used in) financing activities		~~W~~	(1,049,912)	1,482,236

Effect of exchange rate fluctuation on cash held			12,467	(19,923)
Net increase(decrease) in cash and cash equivalents			(141,534)	1,468,806
Cash and cash equivalents at beginning of the period			1,822,660	978,139

Cash and cash equivalents at end of the period		~~W~~	1,681,126	2,446,945

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2021

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through five of its overseas liaison offices.

As of June 30, 2021, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Companies, Etc in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2020. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2020. The Company also expects to apply the accounting policies set out below for their annual reporting period ending December 31, 2021.

New and amended standards not yet adopted

A number of new and amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these separate financial statements.

(a)	K-IFRS No. 1016 “Property, Plant and Equipment”

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, the Company will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Trade accounts and notes receivable	~~W~~	4,934,735	3,707,860
Less: Allowance for doubtful accounts		(14,344)	(14,325)

	~~W~~	4,920,391	3,693,535

Non-current
Trade accounts and notes receivable	~~W~~	10,202	3,780
Less: Present value discount		(1,878)	(344)
Less: Allowance for doubtful accounts		(712)	(980)

	~~W~~	7,612	2,456

The Company sold trade accounts and notes receivable with recourse to financial institutions. These trade accounts and notes receivable have not been derecognized from the statement of financial position because the Company retains substantially all of the risks and rewards associated with the transferred assets. The amounts received on transfer have been recognized as secured borrowings. As of June 30, 2021, and December 31, 2020, the carrying amounts of such secured borrowings are ~~W~~395,510 million and ~~W~~520,310 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Loans	~~W~~	2,950	2,950
Other accounts receivable		324,294	231,051
Others		48,640	50,822
Less: Allowance for doubtful accounts		(5,277)	(5,268)

	~~W~~	370,607	279,555

Non-current
Loans	~~W~~	64,138	52,760
Long-term other accounts receivable		31,614	35,638
Others		3,738	4,001
Less: Allowance for doubtful accounts		(8,674)	(8,362)

	~~W~~	90,816	84,037

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Short-term derivative assets	~~W~~	576	—
Debt securities		50,000	153,370
Deposit instruments(* 1)		1,311,384	1,337,881
Short-term financial instruments		7,328,563	8,116,381

	~~W~~	8,690,523	9,607,632

Non-current
Long-term derivative assets	~~W~~	50,029	18,549
Equity securities		1,144,985	980,706
Debt securities		4,750	6,367
Other securities		82,435	67,161
Deposit instruments(* 2)		32	34

	~~W~~	1,282,231	1,072,817

(*1)	As of June 30, 2021 and December 31, 2020, ~~W~~3,384 million and ~~W~~4,881 million, respectively, are restricted in use in relation to government assigned projects.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Equity securities as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)								December 31,
	June 30, 2021							2020
						Net changes in
	Number of	Ownership	Acquisition		Fair	fair value of	Book	Book
	shares	(%)	cost		value	equity securities	value	value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	300,617	(173,345)	300,617	219,788
KB Financial group Inc.	3,863,520	0.93		178,839	215,584	36,745	215,584	167,677
Woori Financial Group Inc.	20,280,000	2.81		244,447	232,206	(12,241)	232,206	197,324
CSN Mineracao S.A.(* 1)	102,186,675	1.83		206,265	213,387	7,122	213,387	—
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	22,230	13,300	22,230	15,020
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	10,657	(1,254)	10,657	8,868
Others (9 companies)				66,980	60,372	(6,608)	60,372	35,939

				1,191,334	1,055,053	(136,281)	1,055,053	644,616

Non-marketable equity securities
POSCO PLANTEC CO., LTD	18,337,912	10.99		19,437	19,437	—	19,437	19,437
CSN Mineracao S.A.(* 2)	—	—		—	—	—	—	246,158
Korea Nickel CO.LTD	75,600	14.00		10,194	10,194	—	10,194	10,194
Poongsan Special Metal Corp.	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM.CO.LTD	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO.,LTD	510,000	2.35		4,165	4,165	—	4,165	4,165
Others (29 companies)				144,196	39,666	(104,530)	39,666	39,666

				194,462	89,932	(104,530)	89,932	336,090

			~~W~~	1,385,796	1,144,985	(240,811)	1,144,985	980,706

(*1)

During the six-month period ended June 30, 2021, CSN Mineracao S.A. was listed on the Brazilian stock market, and a stock split of 1:30 was carried out at the same time as the listing. On the other hand, the company sold 7,565,145 shares in the current quarter after stock split.

(*2)	As of December 31, 2020, fair value is based on an analysis performed by an external professional evaluation agency.

7. Inventories

Inventories as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Finished goods	~~W~~	831,452	709,323
Semi-finished goods		1,425,667	1,167,330
By-products		4,941	3,460
Raw materials		1,299,882	885,222
Fuel and materials		493,668	518,151
Materials-in-transit		1,269,071	814,397
Others		662	681

		5,325,343	4,098,564
Less: Allowance for inventories valuation		(837)	(4,735)

	~~W~~	5,324,506	4,093,829

The amount of loss on valuation of inventories recognized in cost of sales during the six-month period ended June 30, 2021 and the year ended December 31, 2020 were ~~W~~837 million and ~~W~~4,735 million, respectively.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021(*1,2)		December 31, 2020
Assets
Property, plant and equipment(* 3)	~~W~~	20,164	32,244

(*1)

During the six-month period ended June 30, 2021, the Company sold the land in the Yanghak Neighborhood Park development reserve area that was classified as held for sale and recognized ~~W~~43,760 million of gain on disposal.

(*2)

During the six-month period ended June 30, 2021, the Company decided to sell the emission rights and reclassified the emission rights to assets held for sale. Upon the sale, the Company recognized ~~W~~1,316 million loss on disposal of assets held for sale.

(*3)

During the year ended December 31, 2019, the Company decided to dispose individual assets for which use was discontinued, such as CEM Plants, and classified the assets as held for sale. During the year ended December 31, 2020, the Company recognized ~~W~~5,030 million of impairment loss for the difference between the fair value less costs to sell and the carrying amount of the assets.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and their carrying amounts as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)						December 31,
			June 30, 2021			2020
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO INTERNATIONAL Corporation	Korea	Trading	62.91	~~W~~	3,223,759	3,223,759
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMICAL CO., LTD(* 1)	Korea	Refractory manufacturing and sales	59.72		895,707	207,631
POSCO O&M Co., Ltd(* 2)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(* 2)	Korea	Packing materials manufacturing and sales	48.85		107,278	107,278
Busan E&E Co,. Ltd.(* 3)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSCO Lithium Solution Co., Ltd.(* 4)	Korea	Lithium manufacturing and sales	100.00		150,000	—
Others (12 companies)					175,770	110,995

					6,611,717	5,708,866

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		633,421	633,421
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	645,830
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal mine development	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing and sales	74.56		178,785	178,785
POSCO-China Holding Corp.	China	Investment management	100.00		593,841	593,841
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		75,567	75,567
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		52,936	52,936
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY POSCO JAPAN Co., Ltd.	Turkey	Steel manufacturing and sales	60.00		71,707	71,707
	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sales	100.00		373,366	373,366
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY STOCK COMPANY	Vietnam	Steel manufacturing and sales	51.00		130,526	130,526
Others (29 companies)					529,079	510,079

					6,393,081	6,373,337

				~~W~~	13,004,798	12,082,203

(*1)

During the six-month period ended June 30, 2021, the company acquired ~~W~~ 688,076 million in additional subsidiary investment shares by participating in POSCO CHEMICAL CO., LTD’s paid-in capital increase.

(*2)

The Company classified POSCO M-TECH and POSCO O&M Co., Ltd. as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-TECH and POSCO O&M Co., Ltd.

(*3)

As of December 31, 2020, the investments in a subsidiary amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreement of Busan E&E Co., Ltd. On the other hand, during the six-month period ended June 30, 2021, Busan E&E repaid the liability and the collateral is released.

(*4)	During the six-month period ended June 30, 2021, the Company established POSCO Lithium Solution Co., Ltd.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Details of associates and their carrying amounts as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)						December 31,
			June 30, 2021			2020
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Korea	Mine investment	34.43	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
QSONE Co.,Ltd.	Korea	Real estate rental business	50.00		85,550	85,550
Others (8 companies)					23,157	22,977

					378,678	378,498

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(* 1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (6 companies)					39,653	39,671

					364,194	364,212

				~~W~~	742,872	742,710

(*1)

As of June 30, 2021, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

(c)	Details of joint ventures and their carrying amounts as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)						December 31,
			June 30, 2021			2020
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		315,896	296,720
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					72,484	72,484

				~~W~~	2,077,415	2,058,239

(*1)

As of June 30, 2021 and December 31, 2020, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

10. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	89,848	—	37	89,885
Buildings		51,417	(2,046)	1,120	50,491
Structures		8,352	(305)	6	8,053

	~~W~~	149,617	(2,351)	1,163	148,429

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	91,738	—	(1,890)	89,848
Buildings		57,228	(4,033)	(1,778)	51,417
Structures		9,111	(609)	(150)	8,352

	~~W~~	158,077	(4,642)	(3,818)	149,617

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,401,605	—	(15)	—	—	(5,524)	1,396,066
Buildings		2,080,843	210	(316)	(102,968)	(595)	138,816	2,115,990
Structures		2,073,097	76	(208)	(90,814)	(4)	54,761	2,036,908
Machinery and equipment		12,651,431	14,837	(7,524)	(910,327)	(2,514)	329,906	12,075,809
Vehicles		14,486	1,039	—	(3,666)	—	2,027	13,886
Tools		24,333	590	(8)	(5,620)	—	643	19,938
Furniture and fixtures		44,426	3,757	(149)	(7,552)	—	21,283	61,765
Lease assets		331,588	123,688	—	(23,294)	—	34,989	466,971
Construction-in-progress		1,595,123	705,659	—	—	—	(557,595)	1,743,187

	~~W~~	20,216,932	849,856	(8,220)	(1,144,241)	(3,113)	19,306	19,930,520

(*1)	During the six-month period ended June 30, 2021, the Company recognized impairment losses on individual assets that were shut down due to the fire or other loss.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,398,081	—	(6)	—	—	3,530	1,401,605
Buildings		2,100,503	3,144	(2,397)	(207,818)	(271)	187,682	2,080,843
Structures		2,030,853	4,037	(6,349)	(174,343)	(883)	219,782	2,073,097
Machinery and equipment		12,602,435	48,747	(22,913)	(1,796,038)	(9,422)	1,828,622	12,651,431
Vehicles		9,951	1,497	(8)	(6,571)	—	9,617	14,486
Tools		27,288	4,007	(3)	(12,052)	—	5,093	24,333
Furniture and fixtures		38,329	4,399	(179)	(11,811)	—	13,688	44,426
Lease assets		262,368	21,920	—	(60,358)	—	107,658	331,588
Construction-in-progress		1,662,391	2,406,273	(4,872)	—	(17,270)	(2,451,399)	1,595,123

	~~W~~	20,132,199	2,494,024	(36,727)	(2,268,991)	(27,846)	(75,727)	20,216,932

(*1)

The Company estimated the recoverable amount of individual assets that it ceased their use due to the disposal plan and others at fair value less costs to sell based on sale price or scrap value and recognized an impairment loss since recoverable amounts are less than their carrying amounts for the year ended December 31, 2020. During the year ended December 31, 2020, the Company recognized impairment losses on damaged assets caused by the fire.

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, assets transferred to assets held for sale, and others.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the six-month period ended June 30, 2021 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	8,703	—	(151)	—	8,552
Buildings		71,431	3,471	(3,622)	—	71,280
Structures		59,221	—	(2,606)	—	56,615
Machinery and equipment		54,698	—	(3,760)	37,124	88,062
Vehicles		6,255	—	(250)	—	6,005
Ships		106,555	120,217	(8,357)	—	218,415
Furniture and fixtures		24,725	—	(4,548)	(2,135)	18,042

	~~W~~	331,588	123,688	(23,294)	34,989	466,971

(*1)	Increased due to the revised lease term of machinery and equipment.

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2020 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	—	8,853	(150)	—	8,703
Buildings		71,921	6,075	(6,565)	—	71,431
Structures		64,434	—	(5,213)	—	59,221
Machinery and equipment		60,198	—	(5,500)	—	54,698
Vehicles		6,755	—	(500)	—	6,255
Ships		24,082	111,537	(29,064)	—	106,555
Furniture and fixtures		34,978	6,992	(13,366)	(3,879)	24,725

	~~W~~	262,368	133,457	(60,358)	(3,879)	331,588

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
	2021		2020	2021	2020
Interest on lease liabilities	~~W~~	3,195	2,399	6,210	5,057
Expenses related to short-term leases		909	884	1,632	1,890
Expenses related to leases of low-value assets		1,691	1,574	3,214	3,389

	~~W~~	5,795	4,857	11,056	10,336

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(a)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,758	—	(485)	(2,929)	—	2,683	22,027
Membership(*1)		81,795	3,654	(727)	—	—	—	84,722
Development expense		224,854	103	—	(38,709)	—	10,923	197,171
Port facilities usage rights		233,447	—	—	(11,084)	—	—	222,363
Construction-in-progress		34,924	7,802	(4,770)	—	—	(11,176)	26,780
Other intangible assets		24,148	878	(10,030)	(2,146)	(7,180)	4,768	10,438

	~~W~~	621,926	12,437	(16,012)	(54,868)	(7,180)	7,198	563,501

(*1)	Economic useful life of memberships is indefinite.
(*2)

During the six-month period ended June 30, 2021, the Company decided to sell a portion of paid-in emission rights and recognized impairment loss which is the difference between carrying amount and net fair value.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	24,545	—	(3,609)	(6,140)	7,962	22,758
Membership(*1)		82,657	—	(862)	—	—	81,795
Development expense		86,023	1,579	(16)	(50,827)	188,095	224,854
Port facilities usage rights		278,072	—	—	(44,625)	—	233,447
Construction-in-progress		137,273	88,376	—	—	(190,725)	34,924
Other intangible assets		100,345	19,785	(61,446)	(5,334)	(29,202)	24,148

	~~W~~	708,915	109,740	(65,933)	(106,926)	(23,870)	621,926

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

13. Other Assets

Other assets as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Advance payments	~~W~~	4,805	4,263
Prepaid expenses		39,647	26,011
Emission rights purchased from the market		5,974	20,224

	~~W~~	50,426	50,498

Non-current
Long-term prepaid expenses	~~W~~	3,996	4,312
Others(*1)		75,338	103,266

	~~W~~	79,334	107,578

(*1)

As of June 30, 2021 and December 31, 2020, the Company recognized tax assets amounting to ~~W~~54,102 million and ~~W~~100,852 million, respectively, based on the Company’s best estimate of the income tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

14. Borrowings

(a)	Borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Short-term borrowings
Short-term borrowings	~~W~~	1,604,963	1,029,363
Current portion of debentures		463,318	1,379,739
Less: Current portion of discount on debentures issued		(125)	(710)

	~~W~~	2,068,156	2,408,392

Long-term borrowings
Long-term borrowings	~~W~~	1,153	1,110
Debentures		5,479,410	5,373,840
Less: Discount on debentures issued		(23,759)	(28,006)

	~~W~~	5,456,804	5,346,944

(b)	Short-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2021		December 31, 2020
Transfers of account receivables that do not qualify for derecognition	—	—	—	—	~~W~~	395,510	520,310
Borrowings in Foreign Trade	MUFG and others	2021.04.16~ 2021.06.29	2021.07.15~ 2021.09.27	0.47~0.74		1,209,453	509,053

					~~W~~	1,604,963	1,029,363

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(c)	Current portion of long-term borrowings and others as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2021		December 31, 2020
Debentures	Domestic debentures 304-2 and the other	2011.11.28~ 2018.07.05	2021.07.05~ 2021.11.28	2.34~4.12	~~W~~	309,966	459,811
Foreign debentures	Japan Yen private bond	2011.12.22	2021.12.22	2.70		153,227	919,218

					~~W~~	463,193	1,379,029

(d)	Long-term borrowings and others excluding current portion, as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2021		December 31, 2020
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond	~~W~~	1,153	1,110
Debentures	Domestic debentures 306-3 and others	2013.10.04~ 2019.10.16	2022.07.17~ 2029.10.16	1.56~3.64		2,046,785	2,046,166
Foreign debentures	Global debentures 4 and others	2018.08.01~ 2020.01.17	2022.11.12~ 2025.01.17	0.50~4.00		3,408,866	3,299,668

					~~W~~	5,456,804	5,346,944

15. Other Payables

Other payables as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Accounts payable	~~W~~	458,001	606,902
Accrued expenses		433,010	412,976
Dividend payable		1,804	1,854
Lease liabilities		47,997	94,904
Withholdings		12,770	10,687

	~~W~~	953,582	1,127,323

Non-current
Long-term accrued expenses	~~W~~	62	54
Lease liabilities		408,310	217,458
Long-term withholdings		625	3,100

	~~W~~	408,997	220,612

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Derivative liabilities	~~W~~	—	3,087
Financial guarantee liabilities		7,855	9,701

	~~W~~	7,855	12,788

Non-current
Derivative liabilities	~~W~~	10,240	92,273
Financial guarantee liabilities		22,548	29,881

	~~W~~	32,788	122,154

17. Provisions

(a)	Provisions as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	11,286	35,546	14,518	34,461
Provision for restoration(*3)		6,333	8,833	5,136	12,425
Provision for legal contingencies and claims		1,250	—	4,937	2,052
Emission liabilities(*4)		15,071	—	20,224	—
Provision for product warranties(*5)		20,009	3,852	18,789	3,664

	~~W~~	53,949	48,231	63,604	52,602

(*1)	Represents the provision for bonuses limited to 33~67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service award, based on actuarial measurement.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2021. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials currently available to recover the land. In addition, the Company has applied discount rates of 1.57%~1.81% to assess present value of these costs.

(*4)	The Company has recognized emission liabilities for greenhouse gas emissions exceeding the quantity of free quota emission rights expected to be submitted as of June 30, 2021.
(*5)	As of June 30, 2021, the Company recognized the expected claim cost to be charged as a provision.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	48,979	9,446	—	(11,593)	46,832
Provision for restoration		17,561	158	(68)	(2,485)	15,166
Provision for legal contingencies and claims		6,989	1,250	(2,052)	(4,937)	1,250
Emission liabilities		20,224	14,238	(19,391)	—	15,071
Provision for product warranties		22,453	11,149	—	(9,741)	23,861

	~~W~~	116,206	36,241	(21,511)	(28,756)	102,180

2)	For the year ended December 31, 2020

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	49,836	25,853	—	(26,710)	48,979
Provision for restoration		22,725	363	(340)	(5,187)	17,561
Provision for legal contingencies and claims		2,388	4,937	(285)	(51)	6,989
Emission liabilities		—	20,648	(424)	—	20,224
Provision for product warranties		—	48,137	—	(25,684)	22,453

	~~W~~	74,949	99,938	(1,049)	(57,632)	116,206

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and the six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	9,073	8,710	17,629	18,907

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Present value of funded obligations	~~W~~	1,381,654	1,378,597
Fair value of plan assets		(1,397,033)	(1,455,098)

Net defined benefit assets	~~W~~	(15,379)	(76,501)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Defined benefit obligation at the beginning of period	~~W~~	1,378,597	1,435,942
Current service costs		61,281	125,706
Interest costs		14,446	27,712
Remeasurement		14,936	(74,678)
Amount transferred from associate		—	1,104
Benefits paid		(87,606)	(137,189)

Defined benefit obligation at the end of period	~~W~~	1,381,654	1,378,597

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Fair value of plan assets at the beginning of period	~~W~~	1,455,098	1,381,796
Interest on plan assets		15,573	27,227
Remeasurement of plan assets		(737)	(450)
Contributions to plan assets		—	178,000
Amount transferred from associate		—	1,104
Benefits paid		(72,901)	(132,579)

Fair value of plan assets at the end of period	~~W~~	1,397,033	1,455,098

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

4)	The amounts recognized in the statements of comprehensive income for the three-month and the six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Current service costs	~~W~~	29,230	31,355	61,281	63,559
Net interest costs		(481)	121	(1,127)	242

	~~W~~	28,749	31,476	60,154	63,801

19. Other Liabilities

Other liabilities as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Current
Advances received	~~W~~	33,279	41,901
Withholdings		28,467	24,253
Unearned revenue		25,924	14,522

	~~W~~	87,670	80,676

Non-current
Unearned revenue	~~W~~	508	525

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

20. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2021 and December 31, 2020 are as follows:

①	June 30, 2021

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	50,605	—	50,605	—	50,605
Short-term financial instruments		7,328,563	—	7,328,563	—	7,328,563
Debt securities		4,750	—	—	4,750	4,750
Other securities		82,435	—	—	82,435	82,435
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		1,144,985	1,055,053	—	89,932	1,144,985
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,681,126	—	—	—	—
Trade accounts and notes receivable		4,922,550	—	—	—	—
Debt securities		50,000	—	—	—	—
Other receivables		364,834	—	—	—	—
Deposit instruments		1,311,416	—	—	—	—

	~~W~~	16,943,264	1,055,053	7,379,168	179,117	8,613,338

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	10,240	—	10,240	—	10,240
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,314,010	—	—	—	—
Borrowings		7,524,960	—	7,720,953	—	7,720,953
Financial guarantee liabilities		30,403	—	—	—	—
Others		1,310,664	—	—	—	—

	~~W~~	10,190,277	—	7,731,193	—	7,731,193

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

②	December 31, 2020

			Fair value
(in millions of Won)	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	18,549	—	18,549	—	18,549
Short-term financial instruments		8,116,381	—	8,116,381	—	8,116,381
Debt securities		8,050	—	—	8,050	8,050
Other securities		67,161	—	—	67,161	67,161
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		980,706	644,616	—	336,090	980,706
Debt securities		1,687	—	—	1,687	1,687
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		1,822,660	—	—	—	—
Trade accounts and notes receivable		3,685,573	—	—	—	—
Debt securities		150,000	—	—	—	—
Other receivables		272,846	—	—	—	—
Deposit instruments		1,337,915	—	—	—	—

	~~W~~	16,463,528	644,616	8,134,930	414,988	9,194,534

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	95,360	—	95,360	—	95,360
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		1,258,470	—	—	—	—
Borrowings		7,755,336	—	8,026,373	—	8,026,373
Financial guarantee liabilities		39,582	—	—	—	—
Others		1,335,672	—	—	—	—

	~~W~~	10,484,420	—	8,121,733	—	8,121,733

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates carrying amounts.

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2021. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	SC	USD	19,784,000	22,356	19,784,000	22,356
Steel Private Limited	SMBC	USD	35,000,000	39,550	35,000,000	39,550
	DBS	USD	35,000,000	39,550	35,000,000	39,550
	BNP	USD	30,000,000	33,900	30,000,000	33,900
	Citi	USD	20,000,000	22,600	20,000,000	22,600
POSCO ASSAN TST	BNP	USD	24,527,500	27,716	22,074,750	24,944
STEEL INDUSTRY	SOCIETE GENERALE	USD	42,000,000	47,460	37,800,000	42,714
	CITI	USD	40,000,000	45,200	36,000,000	40,680
	ING	USD	40,000,000	45,200	36,000,000	40,680
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	56,500	50,000,000	56,500
	MIZUHO	USD	50,000,000	56,500	50,000,000	56,500
POSCO MEXICO S.A. DE C.V	Citi BANAMEX	USD	30,000,000	33,900	30,000,000	33,900
	BOA	USD	30,000,000	33,900	30,000,000	33,900
	SMBC	USD	20,000,000	22,600	20,000,000	22,600
	MIZUHO	USD	20,000,000	22,600	20,000,000	22,600
	ANZ	USD	20,000,000	22,600	20,000,000	22,600
POSCO-VIETNAM Co., Ltd.	SMBC	USD	50,000,000	56,500	50,000,000	56,500
	Credit Agricole	USD	40,000,000	45,200	40,000,000	45,200
	MUFG	USD	26,000,000	29,380	26,000,000	29,380
	Citi	USD	20,000,000	22,600	20,000,000	22,600
	MIZUHO	USD	20,000,000	22,600	20,000,000	22,600
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	640,710	330,240,725	373,172
	SMBC	USD	140,000,000	158,200	81,665,652	92,282
	BTMU	USD	119,000,000	134,470	68,295,652	77,174
	MIZUHO	USD	105,000,000	118,650	60,260,870	68,095
	SCB	USD	107,800,000	121,814	63,185,652	71,400
	Credit Suisse AG	USD	91,000,000	102,830	52,226,087	59,015
	HSBC	USD	91,000,000	102,830	52,226,087	59,015
	ANZ	USD	73,500,000	83,055	43,500,435	49,155
	BOA	USD	35,000,000	39,550	20,086,957	22,698
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,730	12,052,174	13,619
POSCO COATED STEEL	Citi	THB	801,000,000	28,195	801,000,000	28,195
(THAILAND) CO., LTD.	ANZ	THB	1,175,000,000	41,360	1,175,000,000	41,360
	MUFG	THB	1,175,000,000	41,360	1,175,000,000	41,360
	SC	THB	1,175,000,000	41,360	1,175,000,000	41,360
	SMBC	THB	1,175,000,000	41,360	1,175,000,000	41,360
Associates
LLP POSUK Titanium	SMBC	USD	13,500,000	15,255	13,500,000	15,255
Nickel Mining Company SAS	SMBC	EUR	46,000,000	61,843	46,000,000	61,843
Joint ventures
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	205,660	162,149,671	183,229
Siderurgica do Pecem	Santander	USD	47,600,000	53,788	41,713,206	47,136
	BNP	USD	47,600,000	53,788	41,713,206	47,136
	MIZUHO	USD	47,600,000	53,788	41,713,206	47,136
	Credit Agricole	USD	20,000,000	22,600	17,526,564	19,805
	SOCIETE GENERALE	USD	20,000,000	22,600	17,526,564	19,805
	KfW	USD	20,000,000	22,600	17,526,564	19,805
	BBVA Seoul	USD	17,600,000	19,888	15,423,360	17,428
	ING	USD	17,600,000	19,888	15,423,360	17,428
	BNDES	BRL	464,060,000	105,792	464,060,000	105,792

		USD	2,446,111,500	2,764,106	1,815,614,742	2,051,642
		EUR	46,000,000	61,843	46,000,000	61,843
		THB	5,501,000,000	193,635	5,501,000,000	193,635
		BRL	464,060,000	105,792	464,060,000	105,792

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2021 and 2020 were as follows:

①	For the six-month period ended June 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	58,424	—	—	1,168	28,481	—	88,073	—
Financial assets at fair value through other comprehensive income		—	29,336	—	92	—	—	29,428	119,960
Financial assets measured at amortized cost		7,227	—	83,603	—	—	—	90,830	—
Financial liabilities at fair value through profit or loss		—	—	—	18,177	92,087	—	110,264	—
Financial liabilities measured at amortized cost		(85,908)	—	(199,560)	—	—	3,030	(282,438)	—

	~~W~~	(20,257)	29,336	(115,957)	19,437	120,568	3,030	36,157	119,960

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~402,306 million for the six-month period ended June 30, 2021.

②	For the six-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	77,159	—	—	485	223,151	—	300,795	—
Financial assets at fair value through other comprehensive income		—	24,483	—	—	—	—	24,483	(160,650)
Financial assets measured at amortized cost		24,207	—	94,915	—	—	—	119,122	—
Financial liabilities at fair value through profit or loss		—	—	—	447	13,977	—	14,424	—
Financial liabilities measured at amortized cost		(113,808)		(217,448)			11,840	(319,416)

	~~W~~	(12,442)	24,483	(122,533)	932	237,128	11,840	139,408	(160,650)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~147,724 million for the six-month period ended June 30, 2020.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2021 and 2020 were as follows:

①	For the three-month period ended June 30, 2021

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	28,258	—	—	1,002	(14,330)	—	14,930	—
Financial assets at fair value through other comprehensive income		—	9,396	—	—	—	—	9,396	44,653
Financial assets measured at amortized cost		4,469	—	(20,131)	—	—	—	(15,662)	—
Financial liabilities at fair value through profit or loss		—	—	—	16,503	5,130	—	21,633	—
Financial liabilities measured at amortized cost		(38,601)	—	24,538	—	—	1,739	(12,324)	—

	~~W~~	(5,874)	9,396	4,407	17,505	(9,200)	1,739	17,973	44,653

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~169,975 million for the three-month period ended June 30, 2021.

②	For the three-month period ended June 30, 2020

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	38,444	—	—	289	(29,542)	—	9,191	—
Financial assets at fair value through other comprehensive income		—	237	—	—	—	—	237	30,838
Financial assets measured at amortized cost		13,798	—	(46,814)	—	—	—	(33,016)	—
Financial liabilities at fair value through profit or loss		—	—	—	422	2,435	—	2,857	—
Financial liabilities measured at amortized cost		(56,712)		108,704			3,903	55,895

	~~W~~	(4,470)	237	61,890	711	(27,107)	3,903	35,164	30,838

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~38,066 million for the three-month period ended June 30, 2020.

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2020.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2021 and December 31, 2020 are as follows:

(in Won, except share information)	June 30, 2021		December 31, 2020
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2021, total shares of ADRs of 26,910,200 are equivalent to 6,727,550 of common stock.
(*2)	As of June 30, 2021, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		796,623	796,623
Gain from merger		80,628	80,628
Loss on disposal of hybrid bonds		(1,787)	(1,787)

	~~W~~	1,339,289	1,339,289

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of Interest (%)	June 30, 2021		December 31, 2020
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60	~~W~~	200,000	200,000
Issuance cost					(616)	(616)

				~~W~~	199,384	199,384

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(*1)	Details of hybrid bonds as of June 30, 2021 are as follows:

Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

•   After 10 years : return on government bond of Republic of Korea(10 years) + 1.40%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common shareholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2021 amounts to ~~W~~454 million.

23. Reserves

Reserves as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(174,588)	(296,626)

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for six-month period ended June 30, 2021 and the year ended December 31, 2020 were as follows.

(shares, in millions of Won)	June 30, 2021			December 31, 2020
	Number of shares	Amount		Number of shares	Amount
Beginning	11,171,363	~~W~~	2,391,523	7,071,194	~~W~~	1,508,303
Acquisition of treasury shares	389,900		116,771	4,100,169		883,220

Ending	11,561,263	~~W~~	2,508,294	11,171,363	~~W~~	2,391,523

The trust contract of acquiring treasury shares contracted during the year ended December 31, 2020, was ended as of April 12, 2021, due to completion of acquiring treasury share and expiration of contract term.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

25. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Types of revenue
Sales of steel product	~~W~~	8,932,553	5,683,303	16,444,696	12,422,165
Transportation services		298,446	161,641	542,575	348,051
Others		46,354	39,880	90,529	84,464

	~~W~~	9,277,353	5,884,824	17,077,800	12,854,680

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	8,961,641	5,709,534	16,501,922	12,477,283
Revenue recognized over time		315,712	175,290	575,878	377,397

	~~W~~	9,277,353	5,884,824	17,077,800	12,854,680

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2021 and December 31, 2020 are as follows:

(in millions of Won)	June 30, 2021		December 31, 2020
Receivables
Account receivables	~~W~~	4,922,550	3,685,573
Contract assets
Account receivables		5,453	10,418
Contract liabilities
Advance received		33,280	41,901
Unearned income		26,433	14,855

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

26. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Wages and salaries	~~W~~	58,692	54,435	122,000	115,690
Expenses related to post-employment benefits		7,498	6,539	18,069	14,182
Other employee benefits		13,521	11,052	26,479	23,287
Travel		1,848	1,822	4,091	4,607
Depreciation		7,074	6,809	13,676	13,662
Amortization		6,731	9,039	25,583	18,456
Rental		10,358	10,946	25,779	24,204
Repairs		1,836	1,581	3,420	3,831
Advertising		15,985	14,490	28,829	29,384
Research & development		17,045	15,586	35,668	31,392
Service fees		38,162	40,068	74,935	77,441
Supplies		209	126	723	360
Vehicles maintenance		1,302	1,166	2,440	2,448
Industry association fee		1,661	1,244	3,126	3,220
Training		10,038	3,863	10,282	8,182
Conference		1,158	885	2,135	1,967
Others		14,291	13,111	20,077	19,218

	~~W~~	207,409	192,762	417,312	391,531

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Freight and custody	~~W~~	28,600	29,401	59,180	63,102
Operating expenses for distribution center		1,553	1,439	3,086	3,158
Sales commissions		17,349	19,535	34,013	64,788
Sales advertising		209	219	258	305
Sales promotion		350	302	645	696
Sample		238	157	471	333
Sales insurance premium		1,493	1,437	2,934	2,944

	~~W~~	49,792	52,490	100,587	135,326

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Finance income
Interest income(*1)	~~W~~	32,727	52,242	65,651	101,366
Dividend income		179,372	38,303	431,642	172,207
Gain on foreign currency transactions		59,796	85,665	156,924	232,829
Gain on foreign currency translations		(7,822)	(43,959)	41,024	27,339
Gain on valuation of derivatives		(13,572)	(27,107)	120,568	237,128
Gain on transcations of derivatives		16,503	422	18,351	643
Others		3,462	4,969	5,580	13,340

	~~W~~	270,466	110,535	839,740	784,852

Finance costs
Interest expenses	~~W~~	38,601	56,712	85,908	113,808
Loss on foreign currency transactions		94,889	59,730	168,604	136,197
Loss on foreign currency translations		(47,324)	(79,914)	145,301	246,504
Others		(3,648)	777	1,463	1,211

	~~W~~	82,518	37,305	401,276	497,720

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2021 and 2020 were ~~W~~7,227 million and ~~W~~24,207 million, respectively.

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	2,917	2,232	5,687	6,054
Gain on disposals of subsidiaries, associates, and joint ventures		—	21,907	—	21,907
Gain on disposals of assets held for sale		44,946	26,644	45,736	26,942
Gain on insurance settlements		2,017	6,027	2,304	6,886
Gain on reversal of other specific reserve debts		2,052	284	2,052	284
Gain on disposals of emission rights		—	16,823	—	24,566
Others(*1)		24,712	7,681	56,112	19,084

	~~W~~	76,644	81,598	111,891	105,723

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	22,514	42,935	46,270	94,234
Impairment loss on property, plant and equipment		—	22,687	3,113	22,687
Impairment loss on investment in subsidiaries, associates and joint ventures		—	—	1,500	—
Donations		123	3,000	2,127	11,709
Impairment loss on assets held for sale		—	2,616	—	8,945
Impairment loss on intangible assets		—	—	7,180	—
Others		19,601	26,021	34,245	38,370

	~~W~~	42,238	97,259	94,435	175,945

(*1)

During the six-month period ended June 30, 2021, the Company recognized ~~W~~48,771 million of non-operating income for refund of other than corporate tax as a result of administrative litigation for tax audits.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2021		2020	2021	2020
Changes in inventories(*1)	~~W~~	(169,269)	289,400	(385,845)	387,281
Raw materials and consumables used		5,419,575	3,578,505	10,115,533	7,724,146
Employee benefits expenses		441,312	437,550	904,633	897,134
Outsourced processing cost		620,482	568,597	1,209,505	1,227,456
Depreciation(*2)		573,418	565,690	1,146,592	1,126,547
Amortization		27,667	25,235	54,868	50,851
Electricity and water		87,612	49,901	159,467	116,551
Service fees		61,386	61,282	113,519	119,628
Rental		19,438	20,162	44,170	42,908
Advertising		15,985	14,490	28,829	29,384
Freight and custody		238,873	164,813	439,675	380,504
Sales commissions		17,349	19,535	34,013	64,788
Loss on disposal of property, plant and equipment		22,514	42,935	46,270	94,234
Impairment loss on property, plant and equipment		—	22,687	3,113	22,687
Other		335,150	229,607	577,258	397,217

	~~W~~	7,711,492	6,090,389	14,491,600	12,681,316

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

30. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2021 and 2020 were 27.62% and 18.82%, respectively.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

31. Earnings per Share

Basic earnings per share for the three-month and six-month periods ended June 30, 2021 and 2020 were as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2021		2020	2021	2020
Profit for the period	~~W~~	1,318,159,603,103	6,645,986,027	2,270,335,106,310	459,666,301,329
Interests of hybrid bonds, net of tax		(1,662,931,506)	(1,662,931,506)	(3,307,589,040)	(3,325,863,013)
Weighted-average number of common shares outstanding(*1)		75,625,572	80,006,436	75,767,898	80,061,039
Basic earnings per share	~~W~~	17,408	62	29,921	5,700

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	For the three-month periods		For the six-month periods
	ended June 30		ended June 30
	2021	2020	2021	2020
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(11,561,263)	(7,180,399)	(11,418,937)	(7,125,796)

Weighted-average number of common shares outstanding	75,625,572	80,006,436	75,767,898	80,061,039

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2021 and 2020, diluted earnings per share is equal to basic earnings per share.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2021 and 2020 were as follows:

1)	For the six-month period ended June 30, 2021

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,796	11,082	—	202,735	69	13,481
POSCO COATED & COLOR STEEL Co., Ltd.		291,173	2,085	—	—	17,346	431
POSCO ICT(*4)		837	4,992	—	94,130	20,828	90,417
eNtoB Corporation		7	—	136,794	21,607	21	9,603
POSCO CHEMICAL CO., LTD		128,745	21,446	226,321	5,555	147,420	2,296
POSCO ENERGY CO., LTD.		3,214	966	3,538	—	—	11,199
POSCO SPS		337,690	—	—	—	21,405	439
POSCO INTERNATIONAL Corporation		4,222,135	54,331	424,428	—	541	2,839
POSCO Thainox Public Company Limited		150,184	—	—	—	—	20
POSCO Canada Ltd.		—	681	81,745	—	—	—
POSCO Asia Co., Ltd.		19,137	32	417	—	—	705
Qingdao Pohang Stainless Steel Co., Ltd.		81,402	—	—	—	—	—
POSCO JAPAN Co., Ltd.		722,496	1	14,322	287	—	1,044
POSCO-VIETNAM Co., Ltd.		187,544	339	—	—	—	—
POSCO MEXICO S.A. DE C.V.		197,177	71	—	—	—	86
POSCO Maharashtra Steel Private Limited		377,857	180	—	—	—	101
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		66,647	—	—	—	—	—
POSCO VST CO., LTD.		96,247	—	—	—	—	8
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	853	746,681	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		120,944	110	8	—	—	10
Others		658,857	52,590	60,126	25,211	122,229	53,622

		7,665,089	149,759	1,694,380	349,525	329,859	186,301

Associates and joint ventures(*3)
SNNC		20,052	2,342	295,657	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		31,193	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	256,138	1,040,468	—	—	—
Others		22,340	23,575	47,172	—	—	19,833

		73,585	282,055	1,383,297	—	—	19,886

	~~W~~	7,738,674	431,814	3,077,677	349,525	329,859	206,187

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of June 30, 2021, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

2)	For the six-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others

	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	3,548	11,096	15	442,305	60	12,835
POSCO COATED & COLOR STEEL Co., Ltd.		205,766	1,695	—	—	15,176	208
POSCO ICT		1,429	4,991	—	184,310	20,941	87,668
eNtoB Corporation		7	60	113,378	18,848	28	12,493
POSCO CHEMICAL CO., LTD		144,466	24,770	229,721	12,830	154,424	4,362
POSCO ENERGY CO., LTD.		1,553	1,216	9,995	3	—	11,110
POSCO INTERNATIONAL Corporation		2,795,437	54,331	110,798	—	11,371	2,083
POSCO Thainox Public Company Limited		106,717	137	3,454	—	—	—
POSCO America Corporation		96,266	—	—	—	—	3
POSCO Canada Ltd.		—	816	90,805	—	—	—
POSCO Asia Co., Ltd.		719,978	965	81,671	2,272	1,162	1,419
Qingdao Pohang Stainless Steel Co., Ltd.		70,768	66	—	—	—	176
POSCO JAPAN Co., Ltd.		548,842	—	16,420	2,959	—	1,088
POSCO-VIETNAM Co., Ltd.		101,105	223	—	—	—	20
POSCO MEXICO S.A. DE C.V.		68,574	99	—	—	—	304
POSCO Maharashtra Steel Private Limited		153,754	847	—	—	—	185
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		57,645	—	—	—	—	—
POSCO VST CO., LTD.		132,216	56	—	—	—	20
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	804	291,649	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		120,059	213	2,314	—	—	18
Others		453,004	17,971	38,792	25,580	128,557	58,047

		5,781,134	120,356	989,012	689,107	331,719	192,039

Associates and joint ventures
SNNC		2,901	3,478	219,060	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,154	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	625,545	—	—	—
Others		14,397	54,974	29,870	84,839	4,086	25,779

		34,452	58,452	874,475	84,839	4,086	25,779

	~~W~~	5,815,586	178,808	1,863,487	773,946	335,805	217,818

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2021 and 2020 were as follows:

1)	For the three-month period ended June 30, 2021

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	1,182	13	—	113,873	9	7,018
POSCO COATED & COLOR STEEL Co., Ltd.		167,747	51	—	—	9,899	270
POSCO ICT		390	2	—	59,840	10,122	40,995
eNtoB Corporation		3	—	76,604	11,960	7	5,096
POSCO CHEMICAL CO., LTD		70,786	5,166	112,256	4,166	73,125	870
POSCO ENERGY CO., LTD.		2,454	277	1,409	—	—	5,594
POSCO SPS		188,917	—	—	—	10,711	233
POSCO INTERNATIONAL Corporation		2,323,778	—	258,276	—	194	2,303
POSCO Thainox Public Company Limited		89,311	—	—	—	—	—
POSCO Canada Ltd.		—	190	46,949	—	—	—
POSCO Asia Co., Ltd.		848	—	—	—	—	433
Qingdao Pohang Stainless Steel Co., Ltd.		40,454	—	—	—	—	—
POSCO JAPAN Co., Ltd.		364,525	—	6,721	283	—	564
POSCO-VIETNAM Co., Ltd.		106,634	—	—	—	—	—
POSCO MEXICO S.A. DE C.V.		104,386	37	—	—	—	86
POSCO Maharashtra Steel Private Limited		209,005	96	—	—	—	12
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,135	—	—	—	—	—
POSCO VST CO., LTD.		39,839	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	243	396,110	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		55,412	61	—	—	—	—
Others		335,411	31,201	25,827	15,459	61,247	32,920

		4,139,217	37,337	924,152	205,581	165,314	96,394

Associates and joint ventures
SNNC		12,539	299	143,898	—	—	53
POSCO-SAMSUNG-Slovakia Processing Center		18,544	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	140,062	553,493	—	—	—
Others		13,503	10,636	25,449	—	—	10,660

		44,586	150,997	722,840	—	—	10,713

	~~W~~	4,183,803	188,334	1,646,992	205,581	165,314	107,107

2)	For the three-month period ended June 30, 2020

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,011	17	—	198,832	60	5,123
POSCO COATED & COLOR STEEL Co., Ltd.		89,666	1	—	—	6,818	91
POSCO ICT		718	2	—	85,004	10,483	41,213
eNtoB Corporation		3	—	55,786	9,743	9	6,931
POSCO CHEMICAL CO., LTD		61,232	4,828	105,977	8,690	71,609	653
POSCO ENERGY CO., LTD.		266	537	5,385	—	—	5,598
POSCO INTERNATIONAL Corporation		1,274,878	—	31,102	—	—	941
POSCO Thainox Public Company Limited		55,096	71	792	—	—	—
POSCO America Corporation		32,624	—	—	—	—	—
POSCO Canada Ltd.		—	753	51,250	—	—	—
POSCO Asia Co., Ltd.		402,677	746	36,185	504	766	910
Qingdao Pohang Stainless Steel Co., Ltd.		35,299	66	—	—	—	119
POSCO JAPAN Co., Ltd.		230,608	—	9,698	2,339	—	650
POSCO-VIETNAM Co., Ltd.		37,517	108	—	—	—	—
POSCO MEXICO S.A. DE C.V.		17,483	63	—	—	—	249
POSCO Maharashtra Steel Private Limited		36,314	44	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		25,094	—	—	—	—	—
POSCO VST CO., LTD.		62,622	56	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	462	136,882	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		41,895	85	—	—	—	18
Others		262,269	3,559	14,283	12,622	67,484	28,980

		2,668,272	11,398	447,340	317,734	157,229	91,476

Associates and joint ventures
SNNC		1,491	443	98,634	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		3,229	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	303,358	—	—	—
Others		4,625	39,739	16,589	—	—	5,695

		9,345	40,182	418,581	—	—	5,695

	~~W~~	2,677,617	51,580	865,921	317,734	157,229	97,171

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2021 and December 31, 2020 are as follows:

1)	June 30, 2021

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	~~W~~	2,909	6	2,915	—	53,489	321	53,810
POSCO COATED & COLOR STEEL Co., Ltd.		96,258	2,295	98,553	—	110	5,540	5,650
POSCO ICT		111	2	113	2,620	52,924	26,115	81,659
eNtoB Corporation		—	—	—	1,613	43,529	18	45,160
POSCO CHEMICAL CO., LTD		23,127	3,471	26,598	14,266	48,255	17,120	79,641
POSCO ENERGY CO., LTD.		734	176	910	—	2,502	11,288	13,790
POSCO SPS		107,435	—	107,435	33	1,534	4,252	5,819
POSCO INTERNATIONAL Corporation		916,818	105	916,923	6,453	697	502	7,652
POSCO Thainox Public Company Limited		54,270	—	54,270	—	—	—	—
POSCO Asia Co., Ltd.		—	676	676	6	—	—	6
Qingdao Pohang Stainless Steel Co., Ltd.		20,816	—	20,816	—	—	—	—
POSCO MEXICO S.A. DE C.V.		126,547	745	127,292	—	—	—	—
POSCO Maharashtra Steel Private Limited		426,597	1,509	428,106	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		259,845	1,388	261,233	—	—	—	—
Others		393,381	20,469	413,850	124,964	31,902	80,913	237,779

		2,428,848	30,842	2,459,690	149,955	234,942	146,069	530,966

Associates and joint ventures
SNNC		364	4,347	4,711	32,030	—	—	32,030
Roy Hill Holdings Pty Ltd		—	140,062	140,062	189,072	—	—	189,072
Others		477	22,888	23,365	2,942	287	—	3,229

		841	167,297	168,138	224,044	287	—	224,331

	~~W~~	2,429,689	198,139	2,627,828	373,999	235,229	146,069	755,297

2)	December 31, 2020

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,010	11	6,021	—	81,608	394	82,002
POSCO COATED & COLOR STEEL Co., Ltd.		63,520	—	63,520	—	180	3,709	3,889
POSCO ICT		245	1	246	2,820	118,720	31,411	152,951
eNtoB Corporation		—	—	—	1,361	35,846	18	37,225
POSCO CHEMICAL CO., LTD		19,406	3,434	22,840	13,066	55,515	18,531	87,112
POSCO ENERGY CO., LTD.		261	122	383	—	2,995	12,508	15,503
POSCO SPS		72,009	—	72,009	—	2,352	4,175	6,527
POSCO INTERNATIONAL Corporation		534,531	—	534,531	2,713	—	—	2,713
POSCO Thainox Public Company Limited		39,920	—	39,920	—	—	—	—
POSCO Asia Co., Ltd.		239,847	898	240,745	3,958	258	—	4,216
Qingdao Pohang Stainless Steel Co., Ltd.		25,838	—	25,838	—	—	—	—
POSCO MEXICO S.A. DE C.V.		71,307	397	71,704	—	—	—	—
POSCO Maharashtra Steel Private Limited		173,285	2,006	175,291	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		258,563	1,845	260,408	—	—	—	—
Others		227,288	28,117	255,405	41,564	30,433	82,716	154,713

		1,732,030	36,831	1,768,861	65,482	327,907	153,462	546,851

Associates and joint ventures
SNNC		106	228	334	33,380	—	—	33,380
Roy Hill Holdings Pty Ltd		—	52,076	52,076	201,924	—	—	201,924
Others		818	17,882	18,700	6,704	—	—	6,704

		924	70,186	71,110	242,008	—	—	242,008

	~~W~~	1,732,954	107,017	1,839,971	307,490	327,907	153,462	788,859

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(d)	For the six-month periods ended June 30, 2021 and 2020, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2021		June 30, 2020
Short-term benefits	~~W~~	21,991	21,409
Long-term benefits		2,956	2,172
Retirement benefits		6,938	4,836

	~~W~~	31,885	28,417

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

33. Commitments and Contingencies

(a)	Commitments

1)

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2021, 49 million tons of iron ore and 7 million tons of coal remained to be purchased under such long-term contracts.

2)

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

3)

The Company entered into consecutive voyage charter (CVC) contract for the transportation of raw materials. As of June 30, 2021, there are 38 vessels under contract and the average remaining contract period is about 9 years.

4)

As of June 30, 2021, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 4.12 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2021, the ending balance of the borrowing amounts to USD 1.02 million.

5)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

(b)	As of June 30, 2021, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2021

(Unaudited)

(c)	Litigation in progress

The Company is involved in 32 lawsuits aggregating to ~~W~~62.4 billion as defendant as of June 30, 2021, which arise from the ordinary course of business such as claim for confirmation of employee status. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of June 30, 2021.

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2021 and 2020 were as follows:

(in millions of Won)	June 30, 2021		June 30, 2020
Trade accounts and notes receivable, net	~~W~~	(1,225,365)	830,252
Other accounts receivable		(304)	(5,207)
Accrued revenues		948	—
Inventories		(1,225,946)	740,396
Prepaid expenses		(13,783)	(1,924)
Other current assets		(559)	(3,652)
Long-term guarantee deposits		265	(448)
Derivative assets		(3,575)	4,898
Other non-current assets		(18,359)	444
Trade accounts and notes payable		53,076	193,651
Other accounts payable		(99,328)	(89,951)
Accrued expenses		28,984	(16,670)
Advances received		4,484	381
Withholdings		4,214	2,303
Unearned revenue		11,387	(5,227)
Other current liabilities		(20,395)	(14,429)
Derivative liabliities		8,572	5,692
Payments of severance benefits		(87,606)	(89,031)
Plan assets		72,901	29,417
Other non-current liabilities		1,085	(7,971)

	~~W~~	(2,509,304)	1,572,924

35. Events after the Reporting Period

Pursuant to the resolution of the Board of Directors on August 13, 2021, the Company decided to pay interim cash dividends of ~~W~~4,000 per common share (total dividend: ~~W~~302.5 billion).

45